Form 10-K405, Exhibit 13
period 1996-12-31
RIDGEVIEW INC
filed 1997-03-31
CIK 1018891

                      SELECTED CONSOLIDATED FINANCIAL DATA




The following table sets forth selected consolidated financial data and other operating information of the Company for each of the last five years ended December 31, 1996, which are derived from the consolidated financial statements of the Company. On June 28, 1995, the Company acquired Seneca Knitting Mills Corporation ("Seneca") in a transaction accounted for as a purchase. The accounts of Seneca are included from the date of acquisition. On November 5, 1996, the Company acquired Interknit, Inc. in a transaction accounted for as a pooling-of-interests. Accordingly, the financial statements of the Company, and the selected financial data presented below, were restated to include the accounts and the results of operations of Interknit for all periods presented. All information contained in the following table should be read in conjunction with the consolidated financial statements and related notes of the Company included herein.



                                                                         Year Ended December 31,
                                                                         -----------------------
STATEMENT OF OPERATIONS DATA:                  1992              1993              1994              1995 (2)            1996
-------------------------------------        --------          --------          --------          --------            --------
                                                                   (in thousands, except per share data)
Net sales                                    $ 32,438          $ 35,605          $ 39,828          $ 54,833            $ 76,839

Gross profit                                    6,259             7,792             9,302            10,695              15,473

Operating income                                  944             1,760             2,467             2,001               4,877

Interest expense                                 (630)             (661)             (887)           (1,668)             (2,235)

Income before income taxes                        610             1,433             1,634               451               2,750

Net income                                        533             1,084             1,039               241               1,758

Earnings per share                               0.40              0.80              0.65              0.15                0.96

Cash dividends per share (3)                     0.09              0.09              0.09              0.10                0.05

Weighted average common and common
     equivalent shares outstanding              1,359             1,353             1,590             1,590               1,832


OTHER DATA:
Gross profit margin                              19.3%             21.9%             23.4%             19.5%               20.2%

Operating income margin                           2.9%              5.0%              6.2%              3.6%                6.4%

Operating income before depreciation
     and amortization (1)                    $  1,768          $  2,661          $  3,510          $  3,372            $  6,621

Depreciation and amortization                     824               901             1,043             1,371               1,744

Capital expenditures                            1,512               840             2,169             4,384               1,089


BALANCE SHEET DATA:
Working capital                              $  6,885          $  7,616          $ 11,664          $ 11,718            $ 23,350

Total assets                                   19,145            21,614            25,578            40,465              48,785

Long-term debt (less current portion)           5,859             5,771            10,420            15,991              15,668

Total debt                                      9,651            10,918            12,349            23,244              18,111

Shareholders' equity                            6,119             6,690             7,827             7,982              19,357



(1) Operating income before depreciation and amortization is net sales minus cost of goods sold, selling, general and administrative expenses plus depreciation and amortization expense. The measure does not represent cash generated from operating activities determined in accordance with generally accepted accounting principles, is not necessarily indicative of cash available to fund needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

(2) Reflects charges for the write-off of obsolete, unfinished women's hosiery products in excess of normal reserves in the amount of $621,000 and the recognition of a supplemental retirement obligation in the amount of $500,000 to the Company's former chairman.

(3) The Company ceased paying dividends on its Common Stock prior to the initial public offering in November 1996 and does not intend to pay any cash dividends in the foreseeable future.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

         The Company derives its revenue from the manufacture and sale of sports, rugged outdoor and heavyweight casual socks and women's hosiery products. The Company's manufacturing facilities are located in Newton, North Carolina; Ft. Payne, Alabama; Seneca Falls, New York; and Tralee, in the Republic of Ireland. The Company believes it is one of the leading vendors of sports socks to sporting goods and active apparel stores. The Company also sells its products to department stores, discount stores and a variety of other retailers. In addition, the Company produces sports socks for sale by others under such widely-recognized brand names as adidas, ASICS, Bass, Brooks, Fila, Head Sportswear, IZOD, New Balance and Reebok and women's hosiery products for sale under the Liz Claiborne and Elisabeth brand names. Under license agreements, the Company produces and sells socks and women's hosiery directly to retailers under the brand names Coleman, Converse, Ellen Tracy, Evan-Picone and Woolrich. The Company is currently negotiating to produce and sell socks under the Rockport brand name beginning July 1, 1997.

         The Company's net sales have increased over the past three years, from $39.8 million in 1994 to $76.8 million in 1996, a compounded annual growth rate of 24.5%. The majority of the Company's revenue growth over the past three years is attributable to increased sales of lightweight sports socks sold at promotional prices in multi-pair packs, sports specific socks, rugged outdoor and heavyweight casual socks and women's tights and trouser socks. The increased sales of lightweight sports socks and women's tights and trouser socks were generated internally, while the increased sales of rugged outdoor and heavyweight casual socks resulted from the acquisition of Seneca Knitting Mills Corporation ("Seneca") in June 1995. Over the past three years, the Company invested a significant portion of its capital resources in modernizing its sock manufacturing operations, with aggregate capital improvements during such years totaling $7.6 million. While the expenses associated with the Seneca acquisition and the lost production time and other costs associated with the Company's modernization program had a negative impact on the Company's net income for the year ended December 31, 1995 and the first six months of 1996, management believes the integration of Seneca's operations has been substantially completed, as has been the Company's modernization program for its sports sock operations.

         The table below presents the Company's net sales by product category for the most recent three years, expressed in thousands of dollars and as a percentage of total net sales.


                                                                Years Ended December 31,
                                      ------------------------------------------------------------------------
Product Category *                                 1994                    1995                1996
------------------                    ------------------------------------------------------------------------
                                          Amount         %        Amount        %       Amount        %
                                      ------------------------------------------------------------------------
SOCKS:
Sports specific                          $13,947        35.1%    $14,878      27.1%     $19,226      25.1%
Sports promotional                        12,035        30.2      13,344      24.3       18,161      23.6
Active sport                               1,879         4.7       1,846       3.4        1,869       2.4
Rugged outdoor and
  heavyweight casual                        --           --        9,178      16.7       13,049      17.0
Greige goods                                --           --          425       0.8          984       1.3
                                      ------------------------------------------------------------------------
          Total socks                    $27,861        70.0%    $39,671      72.3%     $53,289      69.4%
                                      ------------------------------------------------------------------------

WOMEN'S HOSIERY:
Sheer pantyhose and knee-highs           $ 5,782        14.5%    $ 6,047      11.1%     $ 9,366      12.2%
Tights and trouser socks                   6,185        15.5       9,115      16.6       14,184      18.4
                                      ------------------------------------------------------------------------
          Total women's hosiery          $11,967        30.0%    $15,162      27.7%     $23,550      30.6%
                                      ------------------------------------------------------------------------
                    Total net sales      $39,828       100.0%    $54,833     100.0%     $76,839     100.0%
                                      ========================================================================


* For a detailed description of each finished product category, see "Business - Sales and Marketing."

         As illustrated by the table, socks have accounted for greater than two-thirds of the Company's total net sales during each year in the most recent three-year period. Within the sock product categories, the percentage of total net sales attributable to rugged outdoor and heavyweight casual socks, which were not sold by the Company prior to the acquisition of Seneca in June 1995, was 16.7% for six months in 1995 and 17.0% for 1996. Sales of sports promotional and sports specific socks have grown at a faster rate than sales of heavier weight active sport socks due primarily to customer preferences. Within the women's hosiery product categories, the percentage of net sales attributable to tights and trouser socks increased from 15.5% in 1994 to 18.4% in 1996 due to customer preferences, the success of the Ellen Tracy program, which began in 1994, and the introduction of a number of private label tight programs with Target, the Company's largest customer, and other customers. Sales under the licensed Evan-Picone program, which began in July 1996, account for the growth in the sheer pantyhose category for 1996.

RESULTS OF OPERATIONS

     Industry and Business Trends

         Management believes that the Company's recent operating results have been, and its future operating results may be, affected by certain industry and business trends. The impact of these trends on historical operating results can be difficult to identify and measure and, with respect to future operating results, difficult to predict. The following discussion of such trends includes forward-looking statements that are subject to inherent risks and uncertainties. Accordingly, the Company's performance in future periods may differ materially from those suggested by such statements.

         The Company's success depends in part on its ability to anticipate and respond to changing customer demands and fashion trends. Recent fashion trends toward more casual dress and active wear have had a favorable impact on the Company. Socks typically are an integral part of a more casual, sports-oriented wardrobe, and as a result, sales of the Company's socks have increased. While existing retailers have modified their sales strategies to emphasize casual items, new retailers have emerged that focus entirely on casual clothing or sporting goods and apparel. Women's hosiery products also have been affected by the "casualization of America" by shifting the emphasis from traditional sheer products to more durable, heavier weight products such as tights and trouser socks. This trend has increased the Company's sales of women's hosiery products as well as its profitability, because heavier weight product lines generally carry higher margins than sheer products. Selling, general and administrative costs have increased as well, due to development costs incurred to modify and expand the Company's established product lines to include more casual and sports-oriented items.

         As the market for socks and women's hosiery products has become more fashion conscious, association with brand names has become an increasingly important marketing tool. The Company has responded to this trend by entering into certain licensing agreements to use designer brand names such as Ellen Tracy and Evan-Picone in its women's hosiery product lines, Coleman and Woolrich in its rugged outdoor and heavyweight casual product lines and Converse in its sports sock product lines. Beginning in July 1997, the Company expects to sell sports socks and rugged outdoor and heavyweight casual socks under the licensed Rockport brand name. Because these licensing agreements typically involve higher margin products, they have had a positive impact on the Company's revenue and gross profit margins. Licensing agreements also tend to result in higher selling, general and administrative costs due to royalty payments, cooperative advertising and marketing requirements imposed by licensors. Management expects to continue to pursue licensing arrangements for brand names that complement the Company's existing product lines.

         As producers of consumer goods, sock and women's hosiery manufacturers are subject to certain trends in the retailing industry. Of considerable importance in recent years has been the trend toward consolidation of apparel retailers into large regional or national chains. This trend has been particularly prevalent among the sporting goods retailers and discount department stores where the bulk of the Company's products are sold. The centralized purchasing departments for these chains have the leverage to demand preferential pricing and tend to favor vendors who can supply a variety of related products in large quantities, accommodate strict packaging and shipping requirements and maintain substantial finished goods inventories managed by computerized information networks that are compatible with electronic ordering systems. These chains also expect manufacturers to play a significant role in the marketing and managing of their product lines. In order to maintain and increase sales to such retailers, the Company has modernized and expanded its production facilities, developed outsourcing relationships with other manufacturers, invested more than $500,000 since 1990 to update its information systems and hired key sales people who are familiar with the preferences and practices of such retailers. Implementation of this strategy has resulted in substantial increases in revenues, narrower gross profit margins on higher production volumes and increased selling, general and administrative expenses.

         Management believes a trend toward consolidation in the sock and women's hosiery industry has developed in recent years, due in part to powerful incentives for manufacturers to become low cost, high volume producers. Smaller companies that have not modernized their production facilities, focused on profitable niche markets and developed effective channels of distribution are finding it increasingly difficult to survive as independent manufacturers. This consolidation trend periodically creates attractive acquisition opportunities for manufacturers, such as the Company, that have the commitment and resources to remain independent. While any future acquisitions by the Company will be designed to contribute to the Company's long-term profitability by expanding capacity and adding complementary product lines, they may initially have a negative impact on the Company's gross profit and selling, general and administrative expenses as the operations of the acquired company are integrated into the Company's existing operations. To the extent any future acquisitions are financed by or involve the assumption of additional debt, interest expense also will increase. The acquisition of Seneca, for example, enabled the Company to broaden its product line to include rugged outdoor and heavyweight casual socks. While the Seneca acquisition is expected to have a positive impact on the Company's long-term profitability, increased interest expense and costs associated with the integration of Seneca's operations into the Company's had an adverse effect on the Company's operating results for the second half of 1995 and the first six months of 1996. The acquisition of Interknit, Inc. ("Interknit") in November 1996 was effected to achieve the benefits of vertical integration rather than in response to the trend toward consolidation in the industry. Because the operations of Interknit and the Company's facility in Ft. Payne, Alabama were already closely coordinated, management expects that the administrative expenses associated with the integration of Interknit into the Company's operations will be minimal.

         In late 1994, the Company replaced all of its mechanical sports sock knitting machines with electronic machines capable of operating at significantly higher production levels with lower per unit costs. The efficiencies achieved through this modernization program were initially offset to some degree by a greater than expected negative manufacturing variance (direct manufacturing costs in excess of budget) incurred as a result of the downtime associated with personnel training and the installation of and break-in period for the new knitting machinery. The anticipated replacement over the next 12 months of more than 100 mechanical knitting machines currently used by the Company to manufacture women's hosiery products with 84 new electronic knitting machines is expected to produce similar results in future periods. This replacement program for the women's hosiery division will be effected over a period of several months in order to minimize the manufacturing disruptions experienced in 1995 with the replacement program for the sock division.

     The Seneca Acquisition

         In June 1995, the Company expanded its manufacturing capacity and customer base for rugged outdoor and heavyweight casual socks by acquiring all of the issued and outstanding capital stock of Seneca for $3.0 million in cash and the issuance of $4.0 million in notes payable. The purchase price exceeded the fair value of Seneca's net tangible assets by $1.9 million. Because the acquisition was accounted for as a purchase, goodwill equal to that amount is being amortized using the straight-line method over a period of 15 years. Although the Company operates Seneca as a separate subsidiary, promptly after the acquisition was consummated, management began to integrate Seneca's operations and sales and marketing efforts with those of the Company. While the acquisition increased the Company's net sales in the last six months of 1995 by $9.2 million and $12.9 million in 1996, expenses attributable to the acquisition and integration efforts had an adverse effect on the Company's operating results for the last six months in 1995 and the first six months of 1996. Due to seasonal trends, Seneca's net sales and profitability generally experience stronger performance in the third and fourth quarters.

     The Interknit Acquisition

         In connection with the Company's initial public offering in November 1996, the Company acquired all of the issued and outstanding shares of Interknit, a corporation affiliated with the Company through common ownership of its shares by eight persons who also are shareholders of the Company, including the Company's five executive officers (four of whom are members of the Company's Board of Directors). Interknit was established by these persons and five other employees of the Company in January 1994 for the purpose of providing a consistent, reliable supply of high quality "greige goods" (unfinished socks and women's hosiery) for the Company's sock finishing and shipping facility in Ft. Payne, Alabama. From January to October 1996, approximately 75% of Interknit's output of greige goods was sold to the Company. The Interknit acquisition was accounted for as a "pooling of interests," and accordingly, the Company's financial statements have been restated to reflect the acquisition.

     Results of Operations as a Percentage of Net Sales

         The following table presents the Company's results of operations as a percentage of net sales for the periods indicated.


                                                        Year Ended December 31,
                                                   ---------------------------------
                                                    1994          1995         1996
                                                   ------        ------       ------

Net sales                                           100.0%       100.0%       100.0%
Cost of goods sold                                   76.6         80.5         79.8
                                                    -----        -----        -----
     Gross profit                                    23.4         19.5         20.2
Selling, general and administrative expenses         17.2         15.9         13.8
                                                    -----        -----        -----
     Operating income                                 6.2          3.6          6.4
Interest expense                                     (2.2)        (3.0)        (2.9)
Other income, net                                     0.1          0.2          0.1
                                                    -----        -----        -----
Income before income taxes                            4.1          0.8          3.6
Income tax expense                                    1.5          0.4          1.3
                                                    -----        -----        -----
     Net income                                       2.6%         0.4%         2.3%
                                                    =====        =====        =====

     Comparison of 1996 to 1995

         Net sales for 1996 were $76.8 million, compared to $54.8 million in 1995, an increase of $22.0 million, or 40.1%. Sales of rugged outdoor and heavyweight casual socks, which the Company did not sell during the first six months of 1995, accounted for $3.9 million of the net sales growth in 1996. The Company's subsidiary in the Republic of Ireland experienced an increase in net sales of 75.5% in 1996 primarily as the result of sales of sports socks bearing the adidas brand name to European distributors of adidas products. Prior to 1996, the Company did not sell adidas products. Domestically, the Company's two sports sock operations combined for a 20.2% increase in net sales while sales of women's hosiery products increased by 56.2% over the prior year. Contributing to the increase in sock sales was internal sales growth and continued growth of the Company's customer base among large sporting goods retailers. The introduction of numerous private label tight programs to many of the Company's customers, including Target, the Company's largest customer, fueled the sales growth in the women's hosiery product categories. Also contributing to this growth were net sales of women's sheer hosiery under the licensed Evan-Picone brand name, which began in July 1996.

         Gross profit for 1996 was $15.5 million compared to $10.7 million for 1995, an increase of $4.8 million, or 44.9%. As a percentage of net sales, gross profit increased to 20.2% in 1996 from 19.5% in 1995. Included in cost of goods sold in 1995 is a charge of $621,000 that was related to accumulated unfinished women's hosiery products determined during the year to be obsolete, which exceeded the Company's normal estimate for reserves for obsolete and discontinued inventory. This charge in excess of normal reserves reduced gross profit for 1995, as a percentage of net sales, by 1.1%. Although the Company experienced substantial growth in net sales in 1996 compared to 1995, the growth came from products that generally carried gross profit margins lower than the gross profit margins of products sold in the prior year. Moreover, the pricing of a significant private label program for Target in the women's hosiery division was reduced early in 1996 to increase sales volume. The Company's subsidiary in the Republic of Ireland began a program to manufacture sport socks bearing the adidas brand name in late 1995. These products carried gross profit margins of less than 10% during the introductory phase of the program. Price increases during the latter half of 1996 improved the margins realized on the products in this program. Management believes that continued sales growth, even at generally lower gross profit margins, will maximize the Company's use of its production facilities, increase its operating efficiencies and allow fixed costs to be more efficiently absorbed.

         Selling, general and administrative expenses for 1996 were $10.6 million, compared to $8.7 million for 1995, an increase of $1.9 million, or 21.8%. This increase was primarily attributable to the integration of Seneca's operations and additional selling costs associated with the introduction of the licensed Evan-Picone women's hosiery program. As a percentage of net sales, selling, general and administrative expenses decreased from 15.9% in 1995, to 13.8% in 1996. This reduction is due to net sales increasing at a faster rate than selling, general and administrative expenses.

         Operating income increased from $2.0 million in 1995 to $4.9 million in 1996. Operating income in 1995, however, reflects the recognition of a supplemental retirement obligation in the amount of $500,000 to the Company's former chairman. As a percentage of net sales, operating income was 6.4% in 1996, compared to 3.6% in 1995. Increased profitability resulting from net sales growth and relatively lower selling, general and administrative expenses are the primary reasons for the increase in operating income.

         Interest expense increased from $1.7 million in 1995 to $2.2 million in 1996, an increase of 29.4%. Debt incurred to finance the Seneca acquisition in June 1995 and additional interest expense associated with a temporary increase in the Company's revolving credit facility earlier in 1996 contributed to this increase.

         Other income for 1996 was $108,000, compared to $118,000 in 1995. Net gains on the sale or disposal of equipment and foreign currency transactions typically comprise other income.

         Income tax expense for 1996 was $992,000 compared to $210,000 in 1995. The effective tax rate for 1996 was 36.1%, compared to 46.6% in 1995. The decrease in the effective tax rate from 1995 to 1996 is the result of an increase in the percentage of the Company's total income attributable to operations in the Republic of Ireland, which is not subject to United States income tax.

         Net income increased from $241,000 in 1995, to $1.8 million in 1996. Net income in the prior year was negatively impacted, however, by the one-time charges incurred for the write-off of obsolete inventory in excess of normal reserves and the recognition of the Company's future obligation to pay a supplemental retirement benefit to its former chairman.

     Comparison of 1995 to 1994

         Net sales for 1995 were $54.8 million, compared to $39.8 million in 1994, an increase of $15.0 million, or 37.7%. The Seneca acquisition in June 1995 was responsible for $9.2 million of the overall increase in net sales. The balance of the increase was attributable to growth in demand for certain of the Company's women's hosiery products and sport socks from new and existing customers.

         Gross profit for 1995 was $10.7 million, or 19.5% of net sales, as compared to $9.3 million, or 23.4% of net sales, for 1994. The decrease in gross profit as a percentage of net sales for 1995 was due in part to a trend towards higher sales volume at lower gross profit margins. Included in the cost of goods sold for 1995, however, is a charge of $621,000 related to accumulated unfinished women's hosiery products determined during the year to be obsolete, which exceeded the Company's normal estimate for reserves for obsolete and discontinued inventory. This charge in excess of normal reserves reduced gross profit, as a percentage of net sales, by 1.1%.

         Selling, general and administrative expenses increased $1.9 million in 1995 to $8.7 million, compared to $6.8 million in 1994. The majority of the increase was attributable to costs associated with the integration of Seneca into the Company's operations during the second half of 1995. The Company also recorded a one-time charge of $500,000 during 1995 to recognize its future liability under an agreement entered into in December 1995 to pay a supplemental retirement benefit to the Company's former chairman over a seven-year period. As a percentage of net sales, selling, general and administrative expenses nonetheless decreased in 1995 to 15.9% compared to 17.2% in 1994. The Company attributes this percentage decrease primarily to net sales increasing at a faster rate than selling, general and administrative expenses.

         Although the Company experienced significant growth in net sales during 1995, operating income decreased to $2.0 million compared to $2.5 million in 1994. The decrease was the result of the one-time charges for the write-off of obsolete inventory and to recognize the Company's future liability to pay a supplemental retirement benefit. Had these one-time charges, which totaled $1.1 million, not been incurred, operating income in 1995 would have been $3.1 million, or a 24.0% increase in operating income over the prior year.

         Interest expense in 1995 was $1.7 million compared to $887,000 in 1994. Interest on the additional borrowings incurred to fund the Seneca acquisition and increased borrowings under the revolving credit facility to support higher levels of inventory and accounts receivable accounted for most of this 91.7% increase in interest expense.

         Other income for 1995 was $118,000, compared to $54,000 for 1994. The lower amount of other income in 1994 was primarily due to losses incurred on the sale or disposal of equipment that offset other income in that year. There were no offsetting losses from the sale or disposal of equipment in 1995.

         Income taxes for 1995 decreased by $385,000 from 1994. The effective tax rate in 1995 was 46.6% compared to 36.4% in 1994. The increase in the effective tax rate for 1995 was the result of a decrease in the percentage of the Company's total income attributable to the Company's operations in the Republic of Ireland, which is not subject to United States income tax.

         Net income for 1995 was $241,000 compared to $1.0 million in 1994. The decrease was primarily the result of the one-time charges incurred during 1995 for the write-off of obsolete inventory in excess of normal reserves and to recognize the Company's future obligation to pay a supplemental retirement benefit to a former executive officer. Without these charges, income before income taxes for 1995 would have been $1.6 million and net income would have been $840,000. The Company's net income for 1995 was also adversely impacted by the 91.7% increase in interest expense over the prior year described above.

LIQUIDITY AND CAPITAL RESOURCES

         Cash flows from operating activities for the years ended December 31, 1994, 1995 and 1996 were $880,000, $2.2 million and $(3.3 million), respectively. The negative cash flows for 1996 resulted from increases of $3.3 million in accounts receivable and $5.6 million in inventories for the year ended December 31, 1996. The increase in accounts receivable and inventories reflect the levels of such assets necessary to support higher levels of sales in each of the Company's operating divisions.

         In addition to cash flow from operations, the Company obtains working capital and, on a temporary basis, finances its capital expenditures for equipment modernization, through borrowings under the Company's revolving credit facility extended by NationsBank, N.A. (South) ("NationsBank") (the "Revolving Credit Facility"). Borrowings under the Revolving Credit Facility also were used to partially fund the Seneca acquisition in June 1995. The Revolving Credit Facility provides for borrowings up to $14.0 million through January 1999. As of March 1, 1997, $9.7 million was outstanding under the Revolving Credit Facility, and there was $4.3 million available for additional borrowings. Funds borrowed under the Revolving Credit Facility bear interest at a rate based on London Interbank Offered Rates ("LIBOR"). The LIBOR-based rate available to the Company ranges from LIBOR plus 2% to LIBOR plus 33%, depending upon the Company's leverage ratio (as defined) (7.4375% at March 1, 1997). The Revolving Credit Facility is secured by the Company's accounts receivable, inventory, equipment and certain real property. Amounts borrowed under the Revolving Credit Facility may not exceed the sum of specified percentages of the Company's accounts receivable and inventory.

         The Revolving Credit Facility imposes several financial and other covenants that the Company must satisfy including, among other things, maintenance of specified levels of working capital, maintenance of a specified tangible net worth, debt service coverage ratios and positive cash flow. The covenants also impose limits on capital expenditures and dividends. Pursuant to grant agreements with the Republic of Ireland, the retained earnings of the Company's Irish subsidiary are subject to certain restrictions based upon the amount of government grants received to date.

         In addition to the Revolving Credit Facility, the Company has two term loans outstanding with NationsBank. As of March 1, 1997, the term loans had an aggregate principal balance of approximately $4.9 million. The first loan, which was entered into as a source of permanent financing for the Company's capital equipment modernization program, had an outstanding principal balance of $4.0 million at March 1, 1997, and bears interest at the LIBOR-based rate applicable to the Revolving Credit Facility (7.4375% at March 1, 1997). This loan is payable in monthly installments of $41,667 with a balloon payment of approximately $3.9 million due March 31, 1997. The second term loan with NationsBank, which at March 1, 1997 had an outstanding principal balance of $904,000, was obtained in connection with the Seneca acquisition in June 1995. This loan also bears the same LIBOR-based rate as the Company's other obligations with NationsBank. This loan is payable in monthly installments of $12,000 each, with a balloon payment of approximately $640,000 due in January 1999. On March 13, 1997, NationsBank amended the loan agreement, combining both term loans outstanding with NationsBank into one loan. The new loan, which at March 31, 1997, is expected to have an outstanding principal balance of $4.8 million, will be payable in 22 monthly installments of $53,667 each, with a final balloon payment due in January 1999. The new loan bears interest at the LIBOR-based rates previously mentioned, will be secured by the same collateral as the Revolving Credit Facility and will impose similar restrictive covenants on the Company.

         As a result of the Interknit acquisition, the Company's total debt increased by approximately $1.7 million during the fourth quarter of 1996. The outstanding balance of this debt was $1.6 million at March 1, 1997, bears interest at rates ranging from 6.9% to 9.8% and is payable in monthly installments through 2003.

         The proceeds of the Company's initial public offering, which was completed in November 1996, reduced borrowings under the Revolving Credit Facility by $8.7 million. The Company used an additional $850,000 of the net proceeds to pay indebtedness incurred in connection with the Seneca acquisition.

         As of March 1, 1997, the Company had commitments of approximately
$2.0 million to purchase 84 electronic knitting machines for its women's hosiery division (to replace 100 existing mechanical machines), 20 additional electronic knitting machines for its sports sock knitting operation in Ft. Payne, Alabama and 10 additional electronic knitting machines at

Seneca. These expenditures represent the final phase of the Company's knitting equipment modernization program, which began in 1994. The source of funding for these planned capital expenditures is expected to be the proceeds of the Company's recently completed initial public offering and an additional term loan from NationsBank, bearing the same LIBOR-based interest rate under which the Company currently is borrowing from NationsBank.

         During the next 18 to 24 months, the Company also plans to construct, on property the Company currently owns, a distribution facility at an estimated cost of approximately $1.5 million. As of March 1, 1997, the Company had just begun to examine the logistical and physical requirements necessary for planning this project, and had no firm commitments regarding this planned capital expenditure. The Company has no other plans or material commitments to make any other material capital expenditures for the next 24 months.

         Management believes that the Company's improved capitalization following its initial public offering, combined with the Revolving Credit Facility, other financing arrangements described herein and anticipated cash flows from operations, will be adequate to fund the Company's working capital requirements and planned capital expenditures for a period of at least 24 months. There can be no assurance, however, that acquisitions, adverse economic or competitive conditions or other factors will not result in the need for additional financing or have an adverse impact on the availability and reasonableness of such additional financing, if required.

SEASONALITY

         The Company's business is impacted by the general seasonal trends that are characteristic of the apparel and retail industries. The Company generally has higher net sales and greater profitability in the third and fourth quarters.

                                 RIDGEVIEW, INC.

                                AND SUBSIDIARIES




                        December 31, 1994, 1995 and 1996

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                   Index To Consolidated Financial Statements


                                                                         Page
                                                                         ----
Report of BDO Seidman, LLP                                                  2

Report of KPMG                                                            3-4

Report of Mengel, Metzger, Barr & Co. LLP                                   5

Consolidated Financial Statements:

     Consolidated balance sheets as of December 31, 1995
        and 1996                                                            6

     Consolidated statements of income for the years ended
         December 31, 1994, 1995 and 1996                                   7

     Consolidated statements of shareholders' equity for the
        years ended December 31, 1994, 1995 and 1996                        8

     Consolidated statements of cash flows for the years ended
        December 31, 1994, 1995 and 1996                                 9-10

     Notes to consolidated financial statements                         11-22


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors of
Ridgeview, Inc.
Newton, North Carolina

We have audited the accompanying consolidated balance sheets of Ridgeview, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Irish branch of Ridgeview Limited (a wholly-owned subsidiary), which statements reflect total assets of $7,038,000 and $7,122,000 as of December 31, 1995 and 1996, respectively, and total revenues of $4,065,000, $4,724,000 and $8,290,000 for each of the three years in the period ended December 31, 1996, respectively. Also, we did not audit the financial statements of Seneca Knitting Mills Corporation and subsidiaries (a wholly-owned subsidiary), which statements reflect total assets of $9,898,000 and $9,614,000 as of December 31, 1995 and 1996, and total revenues of $9,178,000 for the period from date of acquisition (June 28, 1995) through December 31, 1995 and $13,049,000 for the year ended December 31, 1996. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Ridgeview, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.





Greensboro, North Carolina
February 24, 1997, except for Note 6
which is as of March 13, 1997

                 [Mengel, Metzger, Barr & Co. LLP Letterhead]



                         INDEPENDENT AUDITORS' REPORT


Board of Directors
Seneca Knitting Mills Corporation

We have audited the accompanying consolidated balance sheets of Seneca Knitting Mills Corporation (a wholly-owned subsidiary of Ridgeview, Inc.) as of December 31, 1996 and 1995, and the related consolidated statements of operations and (accumulated deficit) retained earnings and cash flows for year ended December 31, 1996 and the six months ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seneca Knitting Mills Corporation as of December 31, 1996 and 1995, and the consolidated results of its operations and its consolidated cash flows for the year ended December 31, 1996 and the six months ended December 31, 1995, in conformity with generally accepted accounting principles.


                                        /s/ Mengel, Metzger, Barr & Co. LLP


Rochester, New York
February 18, 1997

              [KPMG Chartered Accountants (Ireland) Letterhead]



                      Report of independent accountants
                To the board of directors of Ridgeview Limited

We have audited the financial statements of the Irish Branch of Ridgeview Limited ("the financial statements") for the three years ended 31 December 1996 which have been prepared by branch management in accordance with the basis of preparation set out below. These branch financial statements are not attached to this report.

Basis of preparation

The financial statements have been prepared solely for the purposes of incorporating the results of the Irish branch into the financial statements of Ridgeview Limited.

The financial statements, which are prepared in Irish punts, have been prepared under the historical cost convention and in accordance with generally accepted accounting principles in the Republic of Ireland which do not vary substantially from generally accepted accounting principles in the United States.

Respective responsibilities of directors and auditors

The company's directors and branch management are responsible for the preparation of the financial statements. The directors are required to prepare the financial statements for each financial year which give a true and fair view of the state of affairs and of the profit and loss for that period. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audits in accordance with auditing standards by the Auditing Practices Board of the Republic of Ireland, which do not vary substantially from those of the United States. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by branch management in the preparation of the financial statements, and of whether the accounting policies are appropriate to the branch's circumstances, consistently applied and adequately disclosed.

We planned and performed our audits so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of the information in the financial statements.

Opinion

In our opinion the financial statements which we audited, none of which are attached to this report, give a true and fair view of the state of affairs of the branch at 31 December 1994, 31 December 1995 and 31 December 1996 and of the profit for the branch for the years ended 31 December 1994, 31 December 1995 and 31 December 1996.


/s/ KPMG

Chartered Accountants
Registered Auditors

Date: 5 March 1997

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets
                                 (In Thousands)


                                                                      December 31,
                                                                ------------------------
                                                                  1995             1996
                                                                -------          -------


ASSETS

CURRENT ASSETS:
      Cash                                                      $   262          $   316
      Accounts receivable (less allowance for doubtful
        accounts of $371 and $502) (Note 8)                      10,153           13,272
      Inventories (Note 3)                                       14,961           20,624
      Prepaid expenses                                              301              128
                                                                -------          -------


      Total current assets                                       25,677           34,340



PROPERTY, PLANT AND EQUIPMENT, less accumulated
      depreciation and amortization (Note 4)                     11,794           11,499

OTHER ASSETS                                                      1,133            1,215

EXCESS OF COST OVER FAIR VALUE OF NET
      ASSETS ACQUIRED, less accumulated amortization
      of $80 and $210 (Note 2)                                    1,861            1,731
                                                                -------          -------


      Total assets (Note 6)                                     $40,465          $48,785
                                                                =======          =======





          See accompanying notes to consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets
                      (In Thousands, Except Share Amounts)



                                                                            December 31,
                                                                       -----------------------
                                                                         1995            1996
                                                                       -------         -------


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
      Short-term borrowings (Note 5)                                   $ 1,410         $ 1,094
      Accounts payable                                                   5,084           5,905
      Accrued expenses and other liabilities                               899           1,632
      Income taxes payable (Note 7)                                       --               465
      Deferred income taxes (Note 7)                                       579             444
      Current portion of long-term debt (Note 6)                         5,843           1,349
      Current portion of deferred compensation (Note 11)                   144             101
                                                                       -------         -------


      Total current liabilities                                         13,959          10,990

LONG-TERM DEBT, less current portion (Note 6)                           15,991          15,668
DEFERRED COMPENSATION, less current portion
      (Note 11)                                                          1,433           1,534
DEFERRED CREDIT (Note 11)                                                1,064           1,020
DEFERRED INCOME TAXES (Note 7)                                              36             216
                                                                       -------         -------


      Total liabilities                                                 32,483          29,428
                                                                       -------         -------


COMMITMENTS AND CONTINGENCIES (Notes 9 and 11)

SHAREHOLDERS' EQUITY (Notes 10 and 11)
      Common stock - authorized 20,000,000 shares of
         $.01 par value; issued 1,589,698 shares and 3,000,000
         shares, respectively                                               16              30
      Additional paid-in capital                                         1,100          10,650
      Retained earnings, including amounts reserved of $475
         and $1,003                                                      6,777           8,450
      Foreign currency translation adjustments                              89             227
                                                                       -------         -------


      Total shareholders' equity                                         7,982          19,357
                                                                       -------         -------


      Total liabilities and shareholders' equity                       $40,465         $48,785
                                                                       =======         =======




          See accompanying notes to consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                        Consolidated Statements of Income
                    (In Thousands, Except Per Share Amounts)


                                               For the Year Ended December 31,
                                          --------------------------------------
                                            1994           1995           1996
                                          --------       --------       --------

NET SALES (Note 8)                        $ 39,828       $ 54,833       $ 76,839

COST OF SALES                               30,526         44,138         61,366
                                          --------       --------       --------


GROSS PROFIT                                 9,302         10,695         15,473

SELLING, GENERAL AND
     ADMINISTRATIVE EXPENSES                 6,835          8,194         10,596

SUPPLEMENTAL RETIREMENT
     BENEFIT (Note 11)                        --              500           --
                                          --------       --------       --------


OPERATING INCOME                             2,467          2,001          4,877
                                          --------       --------       --------


OTHER INCOME (EXPENSE)
     Interest expense                         (887)        (1,668)        (2,235)
     Foreign currency exchange gains          --             --               12
     Grant income                              117             75             92
     Other, net                                (63)            43              4
                                          --------       --------       --------


     Total other income (expense)             (833)        (1,550)        (2,127)
                                          --------       --------       --------


INCOME BEFORE INCOME TAXES                   1,634            451          2,750

PROVISION FOR INCOME TAXES
     (Note 7)                                  595            210            992
                                          --------       --------       --------



NET INCOME                                $  1,039       $    241       $  1,758
                                          ========       ========       ========



EARNINGS PER SHARE                        $    .65       $    .15       $    .96
                                          ========       ========       ========
WEIGHTED AVERAGE COMMON
     AND COMMON EQUIVALENT
     SHARES OUTSTANDING                      1,590          1,590          1,832
                                          ========       ========       ========




          See accompanying notes to consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                 Consolidated Statements of Shareholders' Equity

              For the Years Ended December 31, 1994, 1995 and 1996
               (In Thousands, Except Share and Per Share Amounts)


                                                                                              Foreign
                                                Common Stock      Additional                  Currency
                                         -----------------------    Paid-In     Retained    Translation
                                            Shares      Amount      Capital     Earnings     Adjustments    Total
                                         ----------------------------------------------------------------------------


Balance at December 31, 1993             1,590,216   $      16    $   1,101   $    5,810    $    (212)  $   6,715

     Net income                                                                    1,039                    1,039
     Cash dividends ($.09 per share)                                                (145)                    (145)
     Redemption of common stock               (129)
     Foreign currency
        translation adjustment                                                                    218         218
                                         ---------   ---------    ---------   ----------    ---------   ---------


Balance at December 31, 1994             1,590,087          16        1,101        6,704            6       7,827

     Net income                                                                      241                      241
     Cash dividends ($.10 per share)                                                (168)                    (168)
     Issuance of common stock                5,151                       15                                    15
     Redemption of common stock             (5,540)                     (16)                                  (16)
     Foreign currency
        translation adjustment                                                                     83          83
                                         ---------   ---------    ---------   ----------    ---------   ---------


Balance at December 31, 1995             1,589,698          16        1,100        6,777           89       7,982

     Net income                                                                    1,758                    1,758
     Cash dividends ($.05 per share)                                                 (85)                     (85)
     Issuance of common stock, net
        of offering costs of $1,666      1,410,302          14        9,550                                 9,564
     Foreign currency
        translation adjustment                                                                    138         138
                                         ---------   ---------    ---------   ----------    ---------   ---------


Balance at December 31, 1996             3,000,000   $      30    $  10,650   $    8,450    $     227   $  19,357
                                         =========   =========    =========   ==========    =========   =========





          See accompanying notes to consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                                 (In Thousands)








                                                       For the Year Ended December 31,
                                                  -----------------------------------------
                                                     1994           1995           1996
                                                  -----------------------------------------


CASH FLOWS FROM OPERATING
  ACTIVITIES
     Cash received from customers                  $ 38,500       $ 53,499       $ 73,423
     Cash paid to suppliers and employees           (36,340)       (48,698)       (73,849)
     Interest paid                                     (789)        (1,483)        (2,220)
     Income taxes paid, net of refunds                 (373)          (941)          (476)
     Other cash receipts                                 17             16             62
     Other cash disbursements                          (135)          (174)          (228)
                                                   --------       --------       --------
     Net cash provided by (used in)
       operating activities                             880          2,219         (3,288)
                                                   --------       --------       --------


CASH FLOWS FROM INVESTING
  ACTIVITIES
     Payments for organizational costs                 --             (133)          --
     Payments for investments in subsidiaries           (13)           (76)          (161)
     Payments for purchase of 100% of
       Seneca capital stock, net
       of cash acquired                                --           (2,097)          --
     Proceeds from sale of property and
       equipment                                        435            309             49
     Payments for purchase of property,
       plant and equipment                           (2,169)        (4,384)        (1,089)
                                                   --------       --------       --------


     Net cash used in investing activities           (1,747)        (6,381)        (1,201)
                                                   --------       --------       --------


CASH FLOWS FROM FINANCING
  ACTIVITIES
     Net short-term borrowings                        1,057            254           (334)
     Proceeds from long-term debt                       334         63,205         73,697
     Repayment of long-term debt                       (854)       (59,208)       (78,590)
     Dividends paid                                    (146)          (168)           (84)
     Proceeds from issuance of common stock            --               15         11,230
     Payments for stock issuance costs                 --             (282)        (1,384)
     Payments for stock redemption                     --              (16)          --
     Proceeds from government grants                     56            490           --
                                                   --------       --------       --------


     Net cash provided by financing
       activities                                       447          4,290          4,535
                                                   --------       --------       --------


EFFECT OF EXCHANGE RATE ON
  CASH                                                   20              4              8
                                                   --------       --------       --------


     Net increase (decrease) in cash                   (400)           132             54

CASH, beginning of period                               530            130            262
                                                   --------       --------       --------


CASH, end of period                                $    130       $    262       $    316
                                                   ========       ========       ========


          See accompanying notes to consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                                   (Continued)
                                 (In Thousands)



                                                         For the Year Ended December 31,
                                                     -------------------------------------
                                                        1994          1995          1996
                                                     -------------------------------------


RECONCILIATION OF NET INCOME
  TO NET CASH PROVIDED BY
  (USED IN) OPERATING ACTIVITIES
    Net income                                         $ 1,039       $   241       $ 1,758
                                                       -------       -------       -------

    Adjustments to reconcile net income
      to net cash provided by (used in)
      operating activities:
        Depreciation and amortization                    1,043         1,371         1,744
        Provision for doubtful accounts
          receivable                                       163           125           177
        Capital grants recognized                         (117)          (75)          (92)
        Decrease in government grants                     --             (43)         --
        (Gain) loss on sale of assets                       66           (28)           26
        Increase in deferred compensation
          liability                                        139           557            57
        Decrease in deferred income taxes                  (41)         (267)           44
        Changes in operating assets and
          liabilities, net of effects from
          purchase of Seneca:
            (Increase) decrease in accounts
              receivable                                (1,329)       (1,277)       (3,255)
            (Increase) decrease in inventories            (918)          798        (5,566)
            (Increase) decrease in prepaid expenses
              and other assets                            (135)          (70)         (152)
            Increase (decrease) in accounts
              payable                                      549         1,592           769
            Increase (decrease) in income taxes
              payable                                      264          (463)          472
            Increase (decrease) in accrued expenses
              and other liabilities                        157          (242)          730
                                                       -------       -------       -------


                Total adjustments to net income           (159)        1,978        (5,046)
                                                       -------       -------       -------


NET CASH PROVIDED BY (USED IN)
   OPERATING ACTIVITIES                                $   880       $ 2,219       $(3,288)
                                                       =======       =======       =======


SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES


                                                             Year ended
                                                          December 31, 1995
                                                          -----------------
          Purchase price of 100% of Seneca Capital Stock         $7,000
          Less: Short-term notes issued                          (4,000)
          Less: Cash acquired                                      (903)
                                                                 ------
          Payment for purchase of Seneca Capital Stock,
            net of cash acquired                                 $2,097
                                                                 ======


          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         NATURE OF BUSINESS. Ridgeview, Inc. (the "Company") and its subsidiaries design, manufacture and market a complete range of sports and rugged outdoor and heavy weight casual socks as well as a wide variety of woman's hosiery products, including, tights, trouser socks, pantyhose and knee-highs. The Company sells its products in both domestic and international retail markets. Ridgeview, Ltd., a wholly-owned subsidiary of the Company, operates a manufacturing facility in Tralee, Co. Kerry, Republic of Ireland and sells its products in European markets.

         PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Ridgeview, Inc. and its wholly-owned subsidiaries, Seneca Knitting Mills Corporation and subsidiaries ("Seneca"), Ridgeview, Ltd. ("Limited"), a Cayman Islands corporation and Interknit, Inc. All significant intercompany accounts and transactions are eliminated in consolidation.

         USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

         INVENTORIES. All inventories except those at Seneca are stated at the lower of cost (first-in, first-out) or market. Inventories for Seneca are stated at the lower of cost (last-in, first-out) or market.

         PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs, which do not improve or extend the life of an asset, are charged to expense as incurred. Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Assets to be Disposed of," in assessing the carrying value of property, plant and equipment. Adoption of this new standard did not have a material effect on the Company.

         Depreciation is provided over the estimated useful lives of the individual assets by the straight-line method. The estimated useful lives used in the computation of depreciation are as follows:

                                                               Years
                                                               -----
                  Buildings and improvements                    8-39
                  Machinery and equipment                       5-12
                  Automobiles and trucks                          5
                  Office furniture and equipment                5-10


         EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED. The excess of cost over fair value of net assets acquired represents the excess of purchase price over the fair value of net tangible assets of businesses acquired and is amortized using the straight-line method over the estimated useful life of 15 years. Recoverability of the excess of cost over the fair value of net assets acquired (goodwill) is reviewed annually unless circumstances indicate that such review should be performed sooner. The underlying business which gave rise to the goodwill is evaluated based upon expectations of non-discounted cash flows and operating income to determine whether any impairment has occurred.

         FAIR VALUE OF FINANCIAL INSTRUMENTS. Financial instruments of the Company include long-term debt. Based upon the current borrowing rates available to the Company, estimated fair values of these financial instruments approximate their recorded carrying amounts.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         INCOME TAXES. The Company calculates income taxes using the asset and liability method specified by SFAS No. 109, "Accounting for Income Taxes". The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income.

         REVENUE RECOGNITION. Sales and related costs are recorded by the Company upon shipment of its products.

         ADVERTISING COSTS. Advertising costs, included in selling, general and administrative expenses, are expensed as incurred and were $629,000, $852,000 and $914,000 for the years ended December 31, 1994, 1995, and 1996, respectively.

         FOREIGN CURRENCY TRANSLATION. Limited operates primarily in the Republic of Ireland and the local currency, the Irish Punt, has been designated as its functional currency. Limited's assets and liabilities are translated at the balance sheet date using the current exchange rate for the Irish Punt and U.S. dollar. Results of operations are translated using the exchange rates for the Irish Punt and U.S. dollar prevailing throughout the period. The resulting foreign currency translation adjustments are included as a separate component of shareholders' equity.

         STOCK-BASED COMPENSATION. The Financial Accounting Standards Board recently issued SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 encourages the accounting for stock-based employee compensation programs to be reported within the financial statements on a fair-value based method; however, it allows an entity to continue to measure compensation cost under Accounting Principles Board Opinion (APB) No. 25. If electing to remain with the accounting under APB No. 25, then the statement requires pro forma disclosure of net income and earnings per share as if the fair-value based method had been adopted. The Company has adopted the pro forma disclosure requirements of SFAS No. 123. Although the Company granted options to purchase 1,500 shares of common stock to three outside members of its board of directors, such grants are not material and there were no other options or stock awards in 1996. Accordingly, the pro forma disclosure has not been made.

         EARNINGS PER SHARE. Earnings per share are calculated using the weighted average number of shares outstanding of common stock and dilutive common stock equivalents during each period presented, after giving retroactive effect to a 129 for 1 stock split (see Note 10) and the exchange of 240,000 shares for all of the issued and outstanding shares of Interknit (see Note 2). Additionally, earnings per share, after giving retroactive effect to the reduction in debt through the use of proceeds from the Company's initial public offering as if such public offering had occurred at the beginning of 1996, would have been $.77.

         RECLASSIFICATIONS. Financial statements for 1994 and 1995 have been reclassified, where applicable, to conform to financial statement presentation used in 1996.


NOTE 2 - ACQUISITIONS

         On June 28, 1995, the Company acquired all of the issued and outstanding shares of capital stock of Seneca and certain real property owned by Seneca or certain of its shareholders for $3 million in cash and $4 million in notes payable in a transaction accounted for as a purchase. The purchase price exceeded the fair value of the net tangible assets acquired by $1,917,000 which amount is being amortized over 15 years on the straight-line method. The operating results of Seneca are included in the Company's consolidated results of operations from the date of acquisition.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 2 - ACQUISITIONS (Continued)

         In November 1996, the Company acquired all of the issued and outstanding shares of capital stock of Interknit, Inc. ("Interknit"), a corporation affiliated through common ownership, in exchange for 240,000 shares of the Company's common stock in a transaction accounted for as a pooling of interests. The consolidated financial statements have been restated to include the accounts of Interknit with those of the Company for all periods presented prior to the combination.

Net sales and net income (loss) of the separate companies for the periods preceding the combination were as follows:


                                                                           For the Nine
                                                 For the Year Ended        Month Period
                                                    December 31,               Ended
                                                -------------------        September 30,
(In thousands, except per share amounts)        1994           1995            1996
-----------------------------------------------------------------------------------------

Net sales
     Ridgeview, Inc.                          $ 40,094       $ 54,408       $ 54,554
     Interknit, Inc.                             2,338          3,876          5,182
     Eliminations                               (2,604)        (3,451)        (3,790)
-----------------------------------------------------------------------------------------

     Combined                                 $ 39,828       $ 54,833       $ 55,946
=========================================================================================

Net income (loss)
     Ridgeview, Inc.                          $  1,014       $    296       $    729
     Interknit, Inc.                                25            (55)           376
     Eliminations                                 --             --              (58)
-----------------------------------------------------------------------------------------

     Combined                                 $  1,039       $    241       $  1,047
=========================================================================================


NOTE 3 - INVENTORIES

     A summary of inventories by major classification, is as follows:

                                             December 31,
                                    -----------------------------
                                      1995                 1996
                                    -----------------------------
                                           (In Thousands)

Raw materials                       $  3,557             $  4,114
Work-in-process                        4,916                6,127
Finished goods                         6,538               10,523
(LIFO allowance)                         (50)                (140)
                                    --------             --------

                                    $ 14,961             $ 20,624
                                    ========             ========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

      A summary of property, plant and equipment is as follows:

                                                                    December 31,
                                                             --------------------------
                                                               1995             1996
                                                             --------------------------
                                                                   (In Thousands)

      Land                                                    $   313          $   313
      Buildings and improvements                                6,257            6,449
      Machinery and equipment                                  14,352           15,013
      Automobiles and trucks                                      119              140
      Office furniture and equipment                            2,083            2,343
                                                              -------          -------


                                                               23,124           24,258
      Less accumulated depreciation and amortization           11,330           12,759
                                                              -------          -------


      Net property, plant and equipment                       $11,794          $11,499
                                                              =======          =======



      Depreciation expense amounted to $1,019,000, $1,260,000 and $1,501,000, for the years ended December 31, 1994, 1995 and 1996, respectively.



NOTE 5 - SHORT-TERM BORROWINGS

      Short-term borrowings consist of the following:

                                                             December 31,
                                                      ------------------------
                                                        1995            1996
                                                       -----------------------
                                                           (In Thousands)

      $200 line of credit, interest payable
         monthly at prime plus 1%; secured by
         certain assets of Interknit                   $  155          $  155
      Bank drafts issued, not yet presented
         for payment                                    1,255             939
                                                       ------          ------


                                                       $1,410          $1,094
                                                       ======          ======



      The Company has an agreement with a bank whereby funds are automatically drawn on the Company's revolving credit facility (see note 6) and transferred to the Company's bank account to cover bank drafts as they are presented for payment. Included in short-term borrowings is the liability for bank drafts issued, but not yet presented for payment.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 6 - LONG-TERM DEBT

      Long-term debt consists of the following:

                                                                                        December 31,
                                                                                    ---------------------
                                                                                      1995         1996
                                                                                    ---------------------
                                                                                       (In Thousands)

            Revolving line of credit (see discussion below)                          $12,553      $ 8,574

            Term loan payable to bank (see discussion below)                           4,542        4,042

            Term loan payable to bank in 32 monthly installments of $12, plus interest at prime plus 1% through November 5, 1996 and subsequently
              amended, due January 1999 (see discussion below)                         1,000          928

            Note payable to bank in annual installments of $351, beginning in
              1997, plus interest at fixed and variable rates (approximating
              8.5% at December 31, 1996) with a final payment due in 2001, collateralized by the assets of Limited and guaranteed by the
              Company                                                                    800        1,593

            Notes payable to finance companies in monthly installments aggregating $22 including interest at 6.9% and 8.35%,
              collateralized by equipment, due variously through
              December 2002                                                            1,254        1,091

            Note payable to Seneca County IDA, due in monthly payments of approximately $5 including interest at 5% through March 1996 at which time the interest rate adjusts annually to 50% of prime but not less than 5%, collateralized by certain equipment and
              guaranteed by the Company                                                  354          305

            Note payable to former principal shareholder of Seneca, with interest only payable monthly at 7% per annum;
              paid November, 1996                                                        500         --

            Note payable, with interest payable monthly at 9% per
              annum; paid November, 1996                                                 350         --

            Various notes payable in installments through July, 2003, including interest at rates ranging up to 13.2%;
              collateralized by a building and various equipment                         481          484
                                                                                     -------      -------


                                                                                      21,834       17,017
                 Less current portion                                                  5,843        1,349
                                                                                     -------      -------


            Total long-term debt                                                     $15,991      $15,668
                                                                                     =======      =======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 6 - LONG-TERM DEBT (Continued)

      On December 20, 1996 the Company restructured its existing bank loan agreements. The restructured agreement provides a $14,000,000 revolving line of credit due January 10, 1999 and temporarily extends the due date on the $5,000,000 term loan ($4,204,000 outstanding at December 31, 1996) until March 31, 1997, and consolidates the second term loan payable to bank ($928,000 outstanding at December 31, 1996) under one agreement. On March 13, 1997 the bank amended the loan agreement, combining the term loans into one loan and extending the due date to January 10, 1999. Accordingly, the term loan is classified as long-term as of December 31, 1996. At the option of the Company, borrowings under these loans bear interest based on the bank's prime rate or the London InterBank Offered Rates ("LIBOR"). The rates vary based on achievement of certain ratios of total liabilities to tangible net assets, calculated monthly, and range from prime to prime plus 1%, or LIBOR plus 2% to LIBOR plus 3.25% (7.35% at December 31, 1996 under the LIBOR option). These loans are collateralized by substantially all assets of the Company.

      The provisions of the restructured agreement relating to the revolving credit facility and the combined term loan contain certain covenants which require, among other things, the maintenance of minimum amounts of working capital and tangible net worth, restrictions on capital expenditures, restrictions on dividends and compliance with minimum financial ratios relating to debt coverage and cash flows. At December 31, 1996, the Company was in violation of certain of these loan covenants, which the lender has subsequently waived.

      Approximate maturities of long-term debt for the next five years are as follows:


         Year Ending December 31:
         ------------------------
         1997                                              $ 1,349,000
         1998                                                  893,000
         1999                                               13,447,000
         2000                                                  709,000
         2001                                                  438,000
         Thereafter                                            181,000
                                                           -----------
                                                           $17,017,000
                                                           ===========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 7 - INCOME TAXES

      The provision for income taxes is summarized as follows:

                                            For the Year Ended December 31,
                                            -------------------------------
                                              1994        1995       1996
                                            -------------------------------
                                                     (In Thousands)
              Current:
                 Federal                      $554        $ 444       $797
                 State                          60           53        125
                 Foreign                        23          (20)        26
                                              ----        -----       ----


                                               637          477        948
                                              ----        -----       ----


              Deferred:
                 Federal                       (35)        (247)        37
                 State                          (1)         (34)         5
                 Foreign                        (6)          14          2
                                              ----        -----       ----


                                               (42)        (267)        44
                                              ----        -----       ----


              Provision for income taxes      $595        $ 210       $992
                                              ====        =====       ====



         The actual income tax expense differs from the "expected" tax expense for those years (computed by applying the applicable statutory U.S. corporate income tax rate of 34% to income before income taxes) as follows:


                                     For the Year Ended December 31,
                                    --------------------------------
                                      1994       1995        1996
                                    --------------------------------
                                           (In Thousands)

Income before income taxes           $1,634        $451      $2,750
                                     ======        ====      ======

Computed "expected" tax expense         556         153         935
Increase (decrease) in taxes
  resulting from:
    Foreign income with no U.S.
      income tax effect                 (64)         20         (85)
    State income taxes, net of
      federal income tax                 39          21          85
    Nondeductible expenses               14          28          50
    Foreign tax                          17          (6)         28
    Other                                33          (6)        (21)
                                     ------        ----      ------
                                     $  595        $210      $  992
                                     ======        ====      ======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 7 - INCOME TAXES (Continued)

     Net deferred tax assets and net deferred tax liabilities are as follows:


                                                         December 31,
                                                    -----------------------
                                                      1995          1996
                                                    -----------------------
                                                        (In Thousands)

      Deferred tax assets:
           Receivable and inventory reserves         $   196       $   302
           Operating loss carryover                       52          --
           Accrued expenses                               73            84
           Alternative minimum tax credit               --              89
           Deferred compensation liability               578           605
                                                     -------       -------


           Total deferred tax assets                 $   899       $ 1,080
                                                     =======       =======


      Deferred tax liabilities:
           Accumulated depreciation                  $  (666)      $  (910)
           LIFO reserve                                 (848)         (830)
                                                     -------       -------


           Total deferred tax liabilities             (1,514)       (1,740)
                                                     -------       -------


           Net deferred tax liabilities              $  (615)      $  (660)
                                                     =======       =======


         The Company does not accrue income taxes on the undistributed earnings of its foreign subsidiary Limited that are intended to be invested in Limited indefinitely. At December 31, 1996, the amount of undistributed earnings for which taxes have not been accrued was $1,941,000.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMER

         The Company sells products to retail customers in both the United States and Europe. The Company performs ongoing credit evaluations of customers and generally does not require collateral for outstanding accounts receivable. Allowances are maintained for potential credit losses, and such losses during the periods covered by these financial statements have not exceeded management's expectations.

         For the years ended December 31, 1994, 1995 and 1996, sales to one customer, Target Stores, Inc., accounted for 18%, 13%, and 13%, respectively, of the Company's net sales. Accounts receivable from this same customer were 19% and 17% of total accounts receivable at December 31, 1995 and 1996.


NOTE 9 - BENEFIT PLANS

         The Company has an employee savings plan which covers participating employees who have completed one year of employment and attained age 21. Under the terms of the plan, the Company contributes an amount equal to 25% of participating employees' contributions which do not exceed 6% of each participant's earnings. Total contributions to the plan by the Company amounted to $87,000, $85,000 and $89,000 for the years ended December 31, 1994, 1995 and
1996, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 9 - BENEFIT PLANS (Continued)

         As specified by the collective bargaining agreement between Seneca and The International Ladies' Garment Workers' Union, which in 1995 merged with the Amalgamated Clothing and Textile Workers Union to form the Union of Needletrades, Industrial and Textile Employees ("UNITE"), Seneca is required to make contributions based on a percentage of the gross salary for all bargaining unit employees (union) to the following multi-employer benefit plans:

         1. Eastern Region, UNITE Health and Welfare Fund, a trust fund established by collective agreement for the purpose of providing workers with health, welfare and recreation benefits and services.

         2. UNITE National Retirement Fund, a trust fund established by collective agreement for the purpose of providing pensions or annuities on retirement or death of workers.

         3. UNITE Health Services Plan, a trust fund established by collective agreement for the purpose of providing workers with drugs, medication and other health services.

         From the date of acquisition of Seneca (June 28, 1995) through December 31, 1995 and for the year ended December 31, 1996, contribution expense under this collective bargaining agreement amounted to approximately $243,000 and $471,000, respectively. The Company's applicable portion of total plan benefits and net assets of the plans are not separately identifiable.


NOTE 10 - CAPITAL STOCK

         On November 5, 1996, the Company completed an initial public offering of the Company's common stock. In preparation for the public offering, the Company's board of directors and shareholders approved amended and restated Articles of Incorporation that increased the Company's authorized capital stock to 22,000,000 shares, to be divided into 20,000,000 shares of common stock and 2,000,000 shares of preferred stock. Effective October 8, 1996, the board of directors declared a stock dividend that resulted in the issuance of approximately 129 additional shares of common stock for each share of common stock then issued and outstanding. To reflect this split-up of the Company's outstanding common stock into a greater number of shares, all share numbers and per share amounts in these financial statements have been adjusted retroactively.

         Also in contemplation of the initial public offering, the board of directors and the shareholders approved an omnibus stock award and incentive plan (the "Omnibus Plan") which permits the issuance of options, stock appreciation rights (SARS), limited SARS, restricted stock, performance awards and other stock-based awards to selected employees and independent contractors of the Company. The Company has reserved 230,000 shares of common stock for issuance under the Omnibus Plan, which provides that the term of each award shall be determined by a committee of the board of directors charged with administering the Plan, but no longer than ten years after the date they are granted. Under the terms of the Plan, options granted may be either nonqualified or incentive stock options. SARS and limited SARS granted in tandem with an option shall be exercisable only to the extent the underlying option is exercisable.

         The board has also authorized an employee stock purchase plan that will allow employees to purchase shares of common stock of the Company through payroll deductions at 85% of the market value of the shares at the time of purchase. The Company has reserved 75,000 shares for issuance under the employee stock purchase plan. The board of directors has not yet activated the employee stock purchase plan.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)



NOTE 10 - CAPITAL STOCK (continued)

         In September 1996, the Company adopted an Outside Directors' Stock Option Plan (the "Directors' Plan"), reserving 15,000 shares of common stock for issuance thereunder. The Directors' Plan provides that each outside director, at the time of initial election, shall automatically be granted an option to purchase 500 shares of common stock at the fair market value on the date of election. On each anniversary date of an Outside Directors' election, an option to purchase 500 additional shares of common stock will automatically be granted, provided that the Director shall have continuously served and the number of shares of common stock available under the Directors' Plan is sufficient. Options granted under the Directors' Plan will be nonqualified stock options, will vest in increments of 33 1/3% on each anniversary and will expire 10 years after the date they are granted. In November 1996, options to purchase 500 shares each were granted to three new members of the Company's board of directors at an exercise price of $8.00 per share. All of such options are outstanding and unexercised.


NOTE 11 - COMMITMENTS AND CONTINGENCIES

         SELF INSURANCE PLAN. The Company is self-insured for certain health benefits up to $50,000 per occurrence per individual, with certain maximum aggregate policy limits per claim year. The cost of such benefits is recognized as an expense in the period the claim occurred. This cost amounted to $402,000, $491,000 and $654,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

         LOAN GUARANTEE. The Company holds a 25% interest in a limited liability corporation formed for the purpose of purchasing an airplane. The limited liability company financed the purchase of the airplane with proceeds of a bank loan. At December 31, 1996, this loan had an outstanding balance of $2,764,000, of which $600,000 is guaranteed by the Company. The Company's investment in the limited liability company, which is accounted for under the equity method, is not material and is included in other assets.

         DEFERRED COMPENSATION. The Company has various agreements with certain executive officers that provide for specified levels of compensation upon retirement, death or disability. The expense related to these agreements amounted to $175,000, $176,000 and $205,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

         In December 1995, the Company agreed to provide a senior level executive a supplemental retirement benefit of $7,000 per month for a period of 84 months commencing January 1996. As a result, the Company recorded a $500,000 (pre-tax) charge to operating expenses.

         DEFERRED CREDIT. The Republic of Ireland grants relating to property, plant and equipment additions at Limited have been deferred and are amortized over the life of the related assets. During the year ended December 31, 1995, $445,000 in additional grants were received in connection with a major expansion of Limited's manufacturing facility. No grants were received for the years ended December 31, 1994 and 1996. Over a ten-year period, the grants are subject to full or partial repayment to the Republic of Ireland if certain conditions specified in the grant agreement are not met. In the opinion of management, Limited was in compliance with those conditions at December 31, 1996, and the Company intends to remain in compliance throughout the ten-year period.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 11 - COMMITMENTS AND CONTINGENCIES (Continued)

         RESERVED RETAINED EARNINGS. Pursuant to the grant agreements with the Republic of Ireland, Limited is required to maintain a minimum amount of equity (and equity equivalents, as defined) based upon the amount of government grants received. At December 31, 1995 and 1996, $475,000 and $1,003,000 of retained earnings, respectively, have been reserved for this purpose. These reserved retained earnings are required to be maintained for the duration of the grant agreement, which expires December 31, 1999.

         LEASES. The Company has several noncancellable operating leases, primarily for manufacturing, showroom, storage and office purposes, that expire over the next five years. Total rental expense amounted to $123,000, $210,000 and $338,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

         Future minimum lease payments under noncancellable operating leases are as follows: 1997 - $297,000; 1998 - $185,000; 1999 - $110,000, 2000 - $104,000;
2001 - $88,000.

         LICENSE AGREEMENTS. In the normal course of its business, the Company enters into license agreements for the use of trademarks owned by others on the Company's products. Each license agreement provides for payment of minimum royalties for each annual period during the term of the license agreement. On May 28, 1996, the Company signed a license agreement for the Evan-Picone trademark, which calls for minimum guaranteed royalty payments of $450,000 ($75,000 paid in 1996), $500,000 and $600,000 for the 18-month period commencing July 1, 1996 through December 31, 1997 and the years ending December 31, 1998 and 1999, respectively.

         Aggregate minimum guaranteed royalty payments under all license agreements are as follows:

                  Year Ending:
                         1997                                 $  970,000
                         1998                                    769,500
                         1999                                    765,000
                                                              ----------

                         Total minimum royalty payments       $2,504,500
                                                              ==========


         Total royalty expense for license agreements amounted to $169,000, $270,000 and $598,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

         PURCHASE COMMITMENTS. The Company has commitments outstanding at December 31, 1996 to purchase equipment used in manufacturing which aggregate $1,707,000.


NOTE 12 - INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

         The Company operates in one principal industry segment, the manufacture and sale of hosiery products and accessories. The Company's products are sold primarily to the retail markets.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 12 - INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION (Continued)

         Geographic financial information is as follows:

                                                  For the Year Ended December 31,
                                              --------------------------------------
                                                1994           1995           1996
                                              --------------------------------------
                                                         (In Thousands)
    Net Sales To Unaffiliated Customers:
      United States                           $ 35,763       $ 50,109       $ 68,568
      Europe                                     4,065          4,724          8,271
                                              --------       --------       --------


      Total net sales                         $ 39,828       $ 54,833       $ 76,839
                                              ========       ========       ========


    Transfers Between Geographic Areas
    (Elimination in consolidation):
      United States                           $     84       $    144       $    394
      Europe                                      --             --               19
                                              --------       --------       --------


      Total transfers                         $     84       $    144       $    413
                                              ========       ========       ========


    Operating income (loss):
      United States                           $  2,399       $  2,119       $  4,641
      Europe                                       140           (118)           236
      Eliminations                                 (72)          --             --
      Other income (expense), net                 (833)        (1,550)        (2,127)
                                              --------       --------       --------


      Income before income taxes              $  1,634       $    451       $  2,750
                                              ========       ========       ========


    Identifiable Assets:
      United States                           $ 22,330       $ 34,456       $ 42,531
      Europe                                     4,211          7,038          7,122
      Eliminations                                (963)        (1,029)          (868)
                                              --------       --------       --------


      Total assets                            $ 25,578       $ 40,465       $ 48,785
                                              ========       ========       ========



         The classification by geographic region of the Company's net sales to unaffiliated customers in the table above is based on the geographic location of the customers for the Company's products. Transfers between geographic regions are recorded at amounts generally above cost and in accordance with the rules and regulations of the respective governing tax authorities. Operating income consists of total net sales less operating expenses, and does not include other income (expense) net, or income taxes. Identifiable assets of geographic areas are those assets used in the Company's operations in each area.