Form 10-K, Exhibit 13
period 1997-12-31
RIDGEVIEW INC
filed 1998-03-31
CIK 1018891

                                                                  EXHIBIT 13.1

                      SELECTED CONSOLIDATED FINANCIAL DATA




The following table sets forth selected consolidated financial data and other operating information of the Company for each of the last five years ended December 31, 1997, which are derived from the consolidated financial statements of the Company. On June 28, 1995, the Company acquired Seneca Knitting Mills Corporation ("Seneca") in a transaction accounted for as a purchase. The accounts of Seneca are included from the date of acquisition. On November 5, 1996, the Company acquired Interknit, Inc. in a transaction accounted for as a pooling-of-interests. Accordingly, the financial statements of the Company, and the selected financial data presented below, were restated to include the accounts and the results of operations of Interknit for all periods presented. All information contained in the following table should be read in conjunction with the consolidated financial statements and related notes of the Company included herein.



                                                                         Year Ended December 31,
                                                                         -----------------------
STATEMENT OF OPERATIONS DATA:                        1993              1994              1995 (2)            1996           1997
-------------------------------------              --------          --------          --------            --------       --------
                                                       (in thousands, except per share data)
Net sales                                          $ 35,605          $ 39,828          $ 54,833            $ 76,839       $ 91,471

Gross profit                                          7,792             9,302            10,695              15,473         18,916

Operating income                                      1,760             2,467             2,001               4,877          5,273

Interest expense                                       (661)             (887)           (1,668)             (2,235)        (1,870)

Income before income taxes                            1,433             1,634               451               2,750          3,506

Net income                                            1,084             1,039               241               1,758          2,238

Earnings per share                                     0.80              0.65              0.15                0.96           0.75

Cash dividends per share (3)                           0.09              0.09              0.10                0.05             --

Weighted average common and common
     equivalent shares outstanding                    1,353             1,590             1,590               1,832          3,000


OTHER DATA:
Gross profit margin                                    21.9%             23.4%             19.5%               20.2%          20.7%

Operating income margin                                 5.0%              6.2%              3.6%                6.4%           5.8%

Operating income before depreciation
     and amortization (1)                          $  2,661          $  3,510          $  3,372            $  6,621       $  6,968

Depreciation and amortization                           901             1,043             1,371               1,744          1,695

Capital expenditures                                    840             2,169             4,384               1,089          2,346

BALANCE SHEET DATA:
Working capital                                  $  7,616          $ 11,664          $ 11,718            $ 23,350     $ 29,604

Total assets                                       21,614            25,578            40,465              48,785       54,679

Long-term debt (less current portion)               5,771            10,420            15,991              15,668       20,266

Total debt                                         10,918            12,349            23,244              18,111       23,030

Shareholders' equity                                6,690             7,827             7,982              19,357       21,149



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

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

                       CONDITION AND RESULTS OF OPERATIONS



GENERAL


         The Company derives its revenue from the manufacture and sale of sports, rugged outdoor and heavyweight casual socks and women's hosiery products. The Company's manufacturing facilities are located in Newton, North Carolina; Ft. Payne, Alabama; Seneca Falls, New York; and Tralee, in the Republic of Ireland. Management believes the company is one of the leading vendors of sports socks to sporting goods and active apparel stores. The Company also sells its products to department stores, discount stores and a variety of other retailers. In addition, the Company produces sports socks for sale by others under such widely-recognized brand names as adidas, ASICS, Bass, Brooks, Fila, Head Sportswear, IZOD, New Balance, Reebok and WB Sports and women's hosiery products for sale under the Liz Claiborne and Elisabeth brand names. Under license agreements, the Company produces and sells socks and women's hosiery directly to retailers under the brand names Coleman, Ellen Tracy, Evan-Picone, Picone Studio, Rockport and Woolrich.

         The Company's net sales have increased over the past three years, from $54.8 million in 1995 to $91.5 million in 1997, a compounded annual growth rate of 29.2%. The majority of the Company's revenue growth over the past three years has been attributable to increased sales in all major product categories. The increased sales of promotional weight sports socks and women's tights and trouser socks were generated internally, while the increased sales of rugged outdoor and heavyweight casual socks resulted from the acquisition of Seneca Knitting Mills Corporation ("Seneca") in June 1995. Increased sales of sheer pantyhose are the result of the licensed Evan-Picone women's hosiery program, which the Company began selling in July 1996. Over the past three years, the Company has invested a significant portion of its capital resources in modernizing its sock and women's hosiery manufacturing operations, with capital improvements during the period totaling $7.8 million. The expenses associated with the Seneca acquisition and the lost production time and other costs associated with the Company's modernization program had a negative impact on the Company's net income for the years ended December 31, 1995 and 1996.

         The following table presents the Company's net sales by product category for the most recent three years, expressed in thousands of dollars and as a percentage of total net sales.

                                                                 Years Ended December 31,
                                                                 ------------------------
Product Category *                            1995                        1996                     1997
------------------                            ----                        ----                    -----
                                      Amount          %          Amount          %          Amount          %
                                      ------          -          ------          -          ------          -
SOCKS:
Sports specific                         $14,878      27.1%        $ 19,226       25.1%        $20,665      22.6%
Sports promotional                       13,344      24.3           18,161       23.6          19,698      21.5
Active sport                              1,846       3.4            1,869        2.4           2,049       2.3
Rugged outdoor and
     heavyweight casual                   9,178      16.7           13,049       17.0          14,893      16.3
Greige goods                                425       0.8              984        1.3           1,221       1.3
                                    ----------------------------------------------------------------------------
          Total socks                   $39,671      72.3%        $ 53,289       69.4%        $58,526      64.0%
                                    ----------------------------------------------------------------------------

WOMEN'S HOSIERY:
Sheer pantyhose and knee-highs          $ 6,047      11.1%        $  9,366       12.2%        $14,299      15.6%
Tights and trouser socks                  9,115      16.6           14,184       18.4          18,646      20.4
                                    ----------------------------------------------------------------------------
          Total women's hosiery         $15,162      27.7%        $ 23,550       30.6%        $32,945      36.0%
                                    ----------------------------------------------------------------------------

                Total net sales         $54,833     100.0%        $ 76,839      100.0%        $91,471     100.0%
                                    ============================================================================

*    For a detailed description of each finished product category, see "Business
     - Sales and Marketing."

         As illustrated by the table, socks have accounted for approximately two-thirds of Company's total net sales during each year in the most recent three-year period. Within the sock product categories, the percentage of total net sales attributable to rugged outdoor and heavyweight casual socks, which were not sold by the Company prior to the acquisition of Seneca in June 1995, was 16.7% for six months in 1995, 17.0% for 1996 and 16.3% in 1997. Sales of sports promotional and sports specific socks have grown at a faster rate than sales of heavier weight active sport socks because of customer preferences. Within the women's hosiery product categories, the percentage of net sales attributable to tights and trouser socks increased from 16.6% in 1995 to 20.4% in 1997 because of customer preferences, the success of the licensed Ellen Tracy program, which began in 1994, and the introduction of a number of private label tight programs with Target, the Company's largest customer, and other customers. Sales under the licensed Evan-Picone program, which began in July 1996, account for the growth in the sheer pantyhose category for 1996 and 1997.

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

         The Company's success depends in part on its ability to anticipate and respond to changing customer demands and fashion trends. Recent fashion trends toward more casual dress and active wear have had a favorable impact on the Company. Socks typically are an integral part of a more casual, sports-oriented wardrobe, and as a result, sales of the Company's socks have increased. Another trend that has begun more recently is the increase in demand in the "brown shoe" market, as opposed to athletic footwear. Customers choosing to wear shoes in this product category would typically wear a sock such as the rugged outdoor and heavyweight socks the Company manufactures at Seneca. Management attributes the 14.1% increase in net sales of socks in this category primarily to this trend. While existing retailers have modified their sales strategies to emphasize casual items, new retailers have emerged that focus entirely on casual clothing or sporting goods and apparel. Women's hosiery products also have been affected by the trend toward more casual dress by shifting the emphasis from traditional sheer products to more durable, heavyweight products such as tights and trouser socks. This trend has increased the Company's sales of women's hosiery products as well as its profitability, because heavier weight product lines generally carry higher margins than sheer products. Selling, general and administrative costs have increased as well, because of development costs incurred to modify and expand the Company's established product lines to include more casual and sports-oriented items.

         As the market for socks and women's hosiery products has become more fashion conscious, association with brand names has become an increasingly important marketing tool. The Company has responded to this trend by entering into certain licensing agreements to use designer brand names such as Ellen Tracy, Evan-Picone and Picone Studio in its women's hosiery product lines, along with Coleman, Rockport and Woolrich in its sports sock and rugged outdoor and heavyweight casual product lines. Because many of these licensing agreements typically involve higher margin products, most of them have had a positive impact on the Company's revenue and gross profit margins. Licensing agreements also tend to result in higher selling, general and administrative costs due to royalty payments, cooperative advertising and marketing requirements imposed by licensors. Management expects to continue to pursue licensing arrangements for brand names that complement the Company's existing product lines.

         As producers of consumer goods, sock and women's hosiery manufacturers are subject to certain trends in the retailing industry. Of considerable importance in recent years has been the trend toward consolidation of apparel retailers into large regional or national chains. This trend has been particularly prevalent among the sporting goods retailers and discount department stores where the bulk of the Company's products are sold. The centralized purchasing departments for these chains have the leverage to demand preferential pricing and tend to favor vendors who can supply a variety of related products in large quantities, accommodate strict packaging and shipping requirements and maintain substantial finished goods inventories managed by computerized information networks that are compatible with electronic ordering systems. These chains also expect manufacturers to play a significant role in the marketing and managing of their product lines. In order to maintain and increase sales to such retailers, the Company has modernized and expanded its production facilities, developed outsourcing relationships with other manufacturers, committed to invest approximately $2.0 million over the next 18-24 months to update its information systems and hired key sales people who are familiar with the preferences and practices of such retailers. Implementation of this strategy has resulted in substantial increases in revenues, narrower gross profit margins on higher production volumes and increased selling, general and administrative expenses. This trend also may lead to more volatility in revenues, because the addition or loss of a single customer's business can have a material impact on the Company's operating results for the affected period.

         Management believes a trend toward consolidation in the sock and women's hosiery industry has developed in recent years, due in part to powerful incentives for manufacturers to become low cost, high volume producers. Smaller companies that have not modernized their production facilities, focused on profitable niche markets and developed effective channels of distribution are finding it increasingly difficult to survive as independent manufacturers. This consolidation trend periodically creates attractive acquisition opportunities for manufacturers, such as the Company, that have the commitment and resources to remain independent. While any future acquisitions by the Company will be designed to contribute to the Company's long-term profitability by expanding capacity and adding complementary product lines, they may initially have a negative impact on the Company's gross profit and selling, general and administrative expenses as the operations of the acquired company are integrated into the Company's existing operations. To the extent any future acquisitions are financed by or involve the assumption of additional debt, interest expense also will increase. The acquisition of Seneca, for example, enabled the Company to broaden its product line to include rugged outdoor and heavyweight casual socks. While the Seneca acquisition is expected to have a positive impact on the Company's long-term profitability, increased interest expense and costs associated with the integration of Seneca's operations into the Company's had an adverse effect on the Company's operating results for the years ended December 31, 1995 and 1996. The acquisition of an affiliated sock manufacturer, Interknit, Inc. ("Interknit"), in November 1996 was effected to achieve the benefits of vertical integration rather than in response to the trend toward consolidation in the industry. Because the operations of Interknit and the Company's facility in Ft. Payne, Alabama were already closely coordinated, the administrative expenses associated with the integration of Interknit into the Company's operations were minimal.

         In late 1994, the Company replaced all of its mechanical sports sock knitting machines with electronic machines capable of operating at significantly higher production levels with lower per unit costs. The efficiencies achieved through this modernization program were initially offset to some degree by a greater than expected negative manufacturing variance (direct manufacturing costs in excess of budget) during 1995 incurred as a result of the downtime associated with personnel training and the installation of and break-in period for the new knitting machinery. In October 1997, the Company completed the installation of 84 new electronic knitting machines in its women's hosiery knitting operation, replacing 100 existing mechanical knitting machines. By staggering the installation of these machines over a six-month period, the Company was able to minimize the downtime and avoid the negative manufacturing variance the Company experienced in 1994 as a result of knitting machine replacements.

     The Seneca Acquisition

         In June 1995, the Company expanded its manufacturing capacity and customer base for rugged outdoor and heavyweight casual socks by acquiring all of the issued and outstanding capital stock of Seneca for $3.0 million in cash and the issuance of $4.0 million in notes payable. The purchase price exceeded the fair value of Seneca's net tangible assets by $1.9 million. Because the acquisition was accounted for as a purchase, goodwill equal to that amount is being amortized using the straight-line method over a period of 15 years. Although the Company operates Seneca as a separate subsidiary, promptly after the acquisition was consummated, management began to integrate Seneca's operations and sales and marketing efforts with those of the Company. While the acquisition increased the Company's net sales in the last six months of 1995 by $9.2 million and $12.9 million in 1996, expenses attributable to the acquisition and integration efforts had an adverse effect on the Company's operating results for the years ended December 31, 1995 and 1996. Because of seasonal trends, Seneca's net sales and profitability generally experience stronger performance in the third and fourth quarters.

     The Interknit Acquisition

         In connection with the Company's initial public offering in November 1996, the Company acquired all of the issued and outstanding shares of Interknit, a corporation affiliated with the Company through common ownership of its shares by eight persons who also are shareholders of the Company, including five of the Company's executive officers (four of whom are members of the Company's Board of Directors). Interknit was established by these persons and five other employees of the Company in January 1994 for the purpose of providing a consistent, reliable supply of high quality "greige goods" (unfinished socks and women's hosiery) for the Company's sock finishing and shipping facility in Ft. Payne, Alabama. For the years ended December 31, 1995, 1996 and 1997, the percentage of Interknit's net sales sold to the Company was 89%, 86% and 83%, respectively. The Interknit acquisition was accounted for as a "pooling of interests," and, accordingly, the Company's financial statements have been restated to reflect the acquisition. In June 1997, Interknit was merged into the Company.

     Evan-Picone Women's Hosiery Program

          In July 1996, the Company negotiated a license to manufacture and sell women's sheer hosiery under the Evan-Picone brand name. In mid-1997, it became apparent that sales of women's hosiery products under the Evan-Picone brand name for the year would be significantly lower than budgeted. The lower than expected sales volume did not result, however, in a proportionate reduction of selling, general and administrative expenses associated with this program. Advertising, mark-down allowances and customer rebates and discounts are costs of the program that are not affected by variations in sales volume. As a result, the overall performance of this program was also below management's expectations.

         Management believes that a combination of a declining sheer pantyhose market and the lack of a cohesive marketing strategy for this mature brand when the Company became the licensee in July 1996 led to the lower than expected volume of sales for this program. To rebuild the sales volume, the Company contracted in 1997 with a marketing, advertising and public relations firm to develop a series of marketing initiatives aimed at re-establishing Evan-Picone as a significant competitor in the sheer hosiery marketplace. Among the coordinated marketing efforts that have been undertaken, or will be made in 1998, are comprehensive consumer focus group studies, new point of sale materials, new photographs of Evan-Picone products, design and creation of new Evan-Picone packaging, direct mail to consumers and consumer survey cards. All of these efforts are designed to prepare the hosiery marketplace for the introduction of a new Evan-Picone women's hosiery program, which will take place in mid-1998.

         As part of its initiative to reestablish the Evan-Picone brand in the marketplace, the Company will authorize its customers to begin returning their current stock of products, in exchange for the redesigned line of Evan-Picone branded products. As the goods are returned, certain styles and colors, which are to remain in the new product line, will be repackaged and sold back to the customer. The remaining goods will be repackaged and sold to certain discount retail distribution outlets, with which the Company currently does business. The customer returns will take place over a period of three to six months, will transform the current line of Evan-Picone products to the newly redesigned line, and will be effected in a manner that should be invisible to the consumer.

         As of March 23, 1998, the Company had spent approximately $200,000 on the marketing initiatives mentioned above. Additionally, the Company expects to spend approximately $300,000 in the current year to completely implement its marketing strategy. The customer returns of their current stock of Evan-Picone products and the repackaging and resale of the returned merchandise, will significantly increase the costs of the Company's initiative to re-establish the Evan-Picone brand in the marketplace. Uncertainties, such as the quantity of the returns and their condition and quality, prevent management, at this time, from being able to reasonably estimate the total costs of the return, repackaging and resale of this merchandise. Such costs, however, when combined with the other expenses of the marketing initiative, will have a material adverse impact on the overall performance of the Evan-Picone program in the current fiscal year. It is management's belief, however, that the marketing initiatives being implemented, will improve the performance of this program in 1999. There can be no assurances, however, that the Company's current marketing initiatives designed to improve the performance of the Evan-Picone women's hosiery program can be implemented successfully without incurring additional expenditures.

     Results of Operations as a Percentage of Net Sales

         The following table presents the Company's results of operations as a percentage of net sales for the periods indicated.

                                                                     Year Ended December 31,
                                                       -----------------------------------------------
                                                          1995                1996               1997
                                                          ----                ----               ----
Net sales                                                 100.0%             100.0%             100.0%
Cost of goods sold                                         80.5               79.8               79.3
                                                        -------            -------            -------
     Gross profit                                          19.5               20.2               20.7
Selling, general and administrative expenses               15.9               13.8               14.9
                                                        -------            -------            -------
     Operating income                                       3.6                6.4                5.8
Interest expense                                           (3.0)              (2.9)              (2.0)
Other income, net                                           0.2                0.1                0.0
                                                        -------            -------            -------
Income before income taxes                                  0.8                3.6                3.8
Income tax expense                                          0.4                1.3                1.4
                                                        -------
                                                                           =======            =======
     Net income                                             0.4%               2.3%               2.4%
                                                        =======            =======            =======



     Comparison of 1997 to 1996

         Net sales for 1997 were $91.5 million, compared to $76.8 million in 1996, an increase of $14.7 million, or 19.1%. Revenues increased in each of the Company's operating divisions for the year ended December 31, 1997. Net sales of women's hosiery products, which include sales of tights and trouser socks under the Ellen Tracy brand name and sales of sheer pantyhose under the Evan-Picone brand name, accounted for $9.4 million of the increase in revenues. The increase in sales of women's hosiery products was less than anticipated due to lower than expected sales of products in the Evan-Picone program. Revenues for the Company's sports sock product categories increased approximately 8.4% in 1997, while sales of rugged outdoor and heavyweight casual socks increased 14.1%.

         Gross profit for 1997 increased to $18.9 million from $15.5 million in 1996, an increase of $3.4 million, or 21.9%. As a percentage of net sales, gross profit increased to 20.7% in 1997, compared to 20.2% in 1996. Approximately 65% of the $3.4 million increase in gross profit resulted from the increase in sales volume of women's hosiery products, which includes tights, trouser socks and sheer pantyhose. Selected price increases and improved operational efficiencies in knitting for the Company's sports sock operation in Newton, North Carolina also contributed to the increase in gross profit. Gross profit for each of the Company's other operating divisions remained flat.

         Selling, general and administrative expenses for 1997 were $13.6 million, compared to $10.6 million in 1996, an increase of $3.0 million, or 28.3%. Selling expenses associated with the Evan-Picone women's hosiery program, including royalty payments, cooperative advertising and mark-down allowances accounted for $2.0 million of the $3.0 million increase.

         Operating income for 1997 was $5.3 million, compared to $4.9 million in 1996. Increased profitability in the women's hosiery division, primarily associated with the increase in sales of tights and trouser socks under the licensed Ellen Tracy brand name, as well as the profitability associated with the sales of sports specific and active sports socks contributed to the increase in operating income for 1997.

         Interest expense decreased from $2.2 million in 1996, to $1.9 million in 1997. Although total debt at December 31, 1997 was $4.9 million higher than the same period in 1996, interest expense decreased as a result of a reduction in the interest rate charged by the Company's primary lender.

         Other income for 1997 was $103,000, compared to $108,000 for 1996. Grant income, or the amortization of deferred credits granted by the Republic of Ireland, account for the majority of other income for both 1997 and 1996.

         Income tax expense for 1997 was $1.3 million, compared to $992,000 in 1996. The effective tax rates for both 1997 and 1996 were approximately 36%.

         Net income for 1997 was $2.2 million, compared to $1.8 million in 1996, an increase of $400,000, or 22.2%. The increase in net income for 1997 is primarily attributable to increases in sales volume for each of the Company's operating divisions, selected price increases in the sports socks and rugged outdoor and heavyweight casual socks and the reduction in the interest rate charged by the Company's primary lender.

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


LIQUIDITY AND CAPITAL RESOURCES

         Cash flows from operating activities for the years ended December 31, 1995, 1996 and 1997 were $2.2 million, $(3.3 million) and $(2.6 million), respectively. The negative cash flows for 1997 resulted from increases of $2.6 million in accounts receivable and $3.0 million in inventories. The increase in accounts receivable and inventories reflect the levels of such assets necessary to support higher levels of sales in each of the Company's operating divisions.

         In addition to cash flow from operations, the Company obtains working capital and, on a temporary basis, finances its capital expenditures for equipment modernization, through borrowings under the Company's revolving credit facility extended by NationsBank, N.A. (South) ("NationsBank") (the "Revolving Credit Facility"). Borrowings under the Revolving Credit Facility also were used to partially fund the Seneca acquisition in June 1995. Pursuant to an amended and restated agreement signed in March 1998, the Revolving Credit Facility provides for borrowings up to $28.0 million through June 2000. As of March 23, 1998, $16.0 million was outstanding under the Revolving Credit Facility, and there was $12.0 million available for additional borrowings. Funds borrowed under the Revolving Credit Facility bear interest at a rate based on London Interbank Offered Rates ("LIBOR"). The LIBOR-based rate available to the Company ranges from LIBOR plus 1.75% to LIBOR plus 2.37%, depending upon the Company's ratio of Funded Debt to Earnings Before Interest, Taxes, Depreciation and Amortization ("Funded Debt to EBITDA") (as defined) (7.8075% at March 23 1998). The Revolving Credit Facility is secured by the Company's accounts receivable, inventory, equipment and certain real property. Amounts borrowed under the Revolving Credit Facility may not exceed the sum of specified percentages of the Company's accounts receivable and inventory.

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

         In addition to the Revolving Credit Facility, the Company has a term loan outstanding with NationsBank. As of March 23, 1998, the term loan had an outstanding principal balance of approximately $4.2 million, and bears interest at the LIBOR-based rate applicable to the Revolving Credit Facility (7.8075% at March 23, 1998). This loan is payable in monthly installments of $53,667, with a balloon payment of approximately $2.7 million due in June 2000. The loan is secured by the same collateral as the Revolving Credit Facility and imposes similar restrictive covenants on the Company.

         As a result of the Interknit acquisition, the Company's total debt increased by approximately $1.7 million during the fourth quarter of 1996. The outstanding balance of this debt was $1.2 million at March 1, 1998, bears interest at rates ranging from 6.9% to 9.8% and is payable in monthly installments through 2003.

         As of March 23, 1998, the Company had commitments of approximately $1.2 million to purchase 52 electronic knitting machines for its sports sock knitting operation in Ft. Payne, Alabama, to expand the current production capacity of that facility. The source of funding for these planned capital expenditures is expected to be proceeds from an additional term loan.

         The Company is also implementing a new enterprise-wide management information system that will link each of the Company's facilities electronically and provide operational improvements in manufacturing, forecasting, planning, distribution and financial reporting. This project, which will take place over the next 18-24 months, will involve a complete overhaul of the Company's current management information system and address any issues relating to the Year 2000 concerning date driven applications. The Company anticipates the cost of this project will be approximately $2.1 million over the next 18-24 months, with the majority of costs associated with the project to be disbursed during 1998. Management expects to finance the cost of the project through borrowings under the Company's Revolving Credit Facility, supplemented by a leasing arrangement for certain hardware. As of March 23, 1998, the Company had spent approximately $500,000 on this project and expects to spend approximately $1.5 million by the end of 1998. The Company is also communicating with customers, suppliers, financial institutions and others to coordinate the Company's Year 2000 compliance with theirs. In the event that any of the Company's significant customers or suppliers are unable to successfully and timely achieve Year 2000 compliance, the Company's business or results of operations could be adversely affected.

         For some time, the Company has been planning to construct at an estimated cost of approximately $1.5 million, a new distribution facility on property the Company currently owns. This project, however, has been postponed until the implementation of the Company's new enterprise-wide management information system is complete. Management's decision to delay the construction of the distribution center was based on the need for a comprehensive examination of the Company's needs and requirements for a centralized distribution center. As part of the implementation of the new information system, the Company will examine all aspects of its business process, including its distribution requirements.

         Management believes that the Company's improved capitalization, combined with the Revolving Credit Facility, other financing arrangements described herein and anticipated cash flows from operations, will be adequate to fund the Company's working capital requirements and planned capital expenditures for a period of at least 24 months. There can be no assurance, however, that acquisitions, adverse economic or competitive conditions or other factors will not result in the need for additional financing or have an adverse impact on the availability and reasonableness of such additional financing, if required.

  SEASONALITY

         The Company's business is impacted by the general seasonal trends that are characteristic of the apparel and retail industries. The Company generally has higher net sales and greater profitability in the third and fourth quarters.

  EFFECT OF INFLATION

         Management believes that inflation has not had a material impact on the Company's results of operations for the years ended December 31, 1996 and 1997.

  IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income, as defined, includes all changes in equity, except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items which are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

         SFAS No. 130 is effective for periods beginning after December 15, 1997, and requires comparative information for earlier years to be restated. Management will implement SFAS No. 130 in 1998 and will report comprehensive income when applicable.

         Also in June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which supercedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards for the way that public companies report information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief decision makers in deciding how to allocate resources and in assessing performance.

         SFAS No. 131 is effective for periods beginning after December 15, 1997, and requires comparative information for earlier years to be restated. Management will adopt this standard in 1998, and believes additional disclosure may be required to disclose separately, certain information about the profit or loss and the assets of the Company's operating divisions.

         Results of operations and financial position will be unaffected by the implementation of these standards.

  COMPANY'S STATEMENT ON FORWARD-LOOKING INFORMATION

         The foregoing discussion and other sections of the Company's Annual Report include forward-looking statements regarding various hosiery programs, the Company's results of operations and financial position and potential acquisitions. Such forward-looking statements, which are generally characterized by the use of "expects," "anticipates," "believes" or "estimates," are based on management's current expectations and necessarily involve assumptions about risk and uncertainties that could cause actual results to differ materially from any future performance implied or assumed by such statements. Some important factors which could cause the Company's actual results to differ materially include the following: changes in consumer demand and fashion trends/consumer dress habits; increases in costs and expenses that the Company cannot quickly recover through price increases; unexpected challenges in successfully integrating and operating any acquired businesses; and loss of a significant customer or brand. Persons holding an investment in, or making an investment decision regarding Ridgeview's common stock, should assess any forward-looking statements in light of the possibility of unforeseeable events or conditions.

                                 RIDGEVIEW, INC.
                                AND SUBSIDIARIES


                        DECEMBER 31, 1995, 1996 AND 1997

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Board of Directors and Shareholders of Ridgeview, Inc.
Newton, North Carolina

We have audited the accompanying consolidated balance sheets of Ridgeview, Inc. and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Irish branch of Ridgeview Limited (a wholly-owned subsidiary), which statements reflect total assets of $7,122,000 and $6,186,000 as of December 31, 1996 and 1997, respectively, and total revenues of $4,724,000, $8,290,000 and $8,737,000 for each of the three years in the period ended December 31, 1997, respectively. Also, we did not audit the financial statements of Seneca Knitting Mills Corporation and subsidiaries (a wholly-owned subsidiary), which statements reflect total assets of $9,614,000 and $11,186,000 as of December 31, 1996 and 1997, and total revenues of $9,178,000 for the period from date of acquisition (June 28, 1995) through December 31, 1995, $13,049,000 and $14,893,000 for the years ended December 31, 1996 and 1997, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these subsidiaries, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Ridgeview, Inc. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                                       /s/ BDO Seidman, LLP

Greensboro, North Carolina
March 13, 1998

                               [KPMG LETTERHEAD]


                       REPORT OF INDEPENDENT ACCOUNTANTS
                 TO THE BOARD OF DIRECTORS OF RIDGEVIEW LIMITED

We have audited the financial statements of the Irish Branch of Ridgeview Limited ("the financial statements") for the three years ended 31 December 1997 which have been prepared by branch management in accordance with the basis of preparation set out below. These branch financial statements are not attached to this report.

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

BASIS OF OPINION

We conducted our audits in accordance with auditing standards issued by the Auditing Practices Board of the Republic of Ireland, which do not vary substantially from those of the United States. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by branch management in the preparation of the financial statements, and of whether the accounting policies are appropriate to the branch's circumstances, consistently applied and adequately disclosed.

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

OPINION

In our opinion the financial statements which we audited, none of which are attached to this report, give a true and fair view of the state of affairs of the branch at 31 December 1995, 31 December 1996 and 31 December 1997 and of the profit for the branch for the years ended 31 December 1995, 31 December 1996 and 31 December 1997.


/s/ KPMG

Chartered Accountants
Registered Auditors                                   Date: 4 March 1998

                   [MENGEL METZGER BARR & CO. LLP LETTERHEAD]


                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Seneca Knitting Mills Corporation

We have audited the accompanying consolidated balance sheets of Seneca Knitting Mills Corporation and Subsidiaries (a wholly-owned subsidiary of Ridgeview, Inc.) as of December 31, 1997 and 1996, and the related consolidated statements of operations and (accumulated deficit) retained earnings and cash flows for the years then ended and for the six month period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seneca Knitting Mills Corporation and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their consolidated cash flows for the years then ended and for the six month period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                         /s/ Mengel Metzger Barr & Co. LLP


Rochester, New York
February 20, 1998

                        RIDGEVIEW, INC. AND SUBSIDIARIES


                           Consolidated Balance Sheets
                                 (In Thousands)


                                                                                       December 31,
                                                                              -----------------------------
                                                                                     1996          1997
                                                                              -----------------------------
ASSETS


CURRENT ASSETS:
   Cash                                                                          $       316    $       482
   Accounts receivable (less allowance for doubtful accounts of
      $502 and $605) (Note 8)                                                         13,272         15,720
   Refundable income taxes (Note 7)                                                        -            165
   Inventories (Note 3)                                                               20,624         23,316
   Prepaid expenses                                                                      128            350
                                                                                ---------------------------

   Total current assets                                                               34,340         40,033





PROPERTY, PLANT AND EQUIPMENT, less accumulated
   depreciation and amortization (Note 4)                                             11,499         11,414





OTHER ASSETS                                                                           1,215          1,629





EXCESS OF COST OVER FAIR VALUE OF NET ASSETS
   ACQUIRED, less accumulated amortization of $210 and $338
   (Note 2)                                                                            1,731          1,603
                                                                                ---------------------------

   Total assets (Note 6)                                                         $    48,785    $    54,679
                                                                                ---------------------------



          See accompanying notes to consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES


                           Consolidated Balance Sheets
                                 (In Thousands)



                                                                                           December 31,
                                                                              -------------------------------------
                                                                                       1996               1997
                                                                              -------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY


CURRENT LIABILITIES:
   Short-term borrowings (Note 5)                                                $         1,094    $         1,464
   Accounts payable                                                                        5,905              5,612
   Accrued expenses and other liabilities                                                  1,632              1,544
   Income taxes payable (Note 7)                                                             465                  -
   Deferred income taxes (Note 7)                                                            444                297
   Current portion of long-term debt (Note 6)                                              1,349              1,300
   Current portion of deferred compensation (Note 11)                                        101                212
                                                                              -------------------------------------

   Total current liabilities                                                              10,990             10,429

LONG-TERM DEBT, less current portion (Note 6)                                             15,668             20,266
DEFERRED COMPENSATION, less current portion (Note 11)                                      1,534              1,521
DEFERRED CREDIT (Note 11)                                                                  1,020                789
DEFERRED INCOME TAXES (Note 7)                                                               216                525
                                                                              -------------------------------------

   Total liabilities                                                                      29,428             33,530
                                                                              -------------------------------------

COMMITMENTS AND CONTINGENCIES (Notes 9 and 11)

SHAREHOLDERS' EQUITY (Notes 10 and 11)
   Common stock - authorized 20,000,000 shares of $.01 par
    value; issued and outstanding 3,000,000 shares                                            30                 30
   Additional paid-in capital                                                             10,650             10,650
   Retained earnings, including amounts reserved of $1,003 and
    $854                                                                                   8,450             10,688
   Foreign currency translation adjustments                                                  227               (219)
                                                                              -------------------------------------

   Total shareholders' equity                                                             19,357             21,149
                                                                              -------------------------------------

   Total liabilities and shareholders' equity                                    $        48,785    $        54,679
                                                                              =====================================


          See accompanying notes to consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                        Consolidated Statements of Income
                    (In Thousands, Except Per Share Amounts)


                                                                               For the Year Ended December 31,
                                                                          -------------------------------------------
                                                                                1995         1996          1997
                                                                          -------------------------------------------
NET SALES (Note 8)                                                          $   54,833    $  76,839    $    91,471

COST OF SALES                                                                   44,138       61,366         72,555
                                                                          ----------------------------------------

GROSS PROFIT                                                                    10,695       15,473         18,916

SELLING, GENERAL AND ADMINISTRATIVE
   EXPENSES                                                                      8,194       10,596         13,643

SUPPLEMENTAL RETIREMENT BENEFIT (Note 11)                                          500            -              -
                                                                          ----------------------------------------

OPERATING INCOME                                                                 2,001        4,877          5,273
                                                                          ----------------------------------------

OTHER INCOME (EXPENSE)
   Interest expense                                                             (1,668)      (2,235)        (1,870)
   Foreign currency exchange gains                                                   -           12             15
   Grant income                                                                     75           92             85
   Other, net                                                                       43            4              3
                                                                          ----------------------------------------

   Total other income (expense)                                                 (1,550)      (2,127)        (1,767)
                                                                          ----------------------------------------

INCOME BEFORE INCOME TAXES                                                         451        2,750          3,506

PROVISION FOR INCOME TAXES (Note 7)                                                210          992          1,268
                                                                          ----------------------------------------

NET INCOME                                                                  $      241    $   1,758    $     2,238
                                                                          ========================================

EARNINGS PER SHARE                                                          $      .15    $     .96    $       .75
                                                                          ========================================

WEIGHTED AVERAGE COMMON AND COMMON
   EQUIVALENT SHARES OUTSTANDING                                                 1,590        1,832          3,000
                                                                          ========================================

          See accompanying notes to consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                 Consolidated Statements of Shareholders' Equity
              For the Years Ended December 31, 1995, 1996 and 1997
               (In Thousands, Except Share and Per Share Amounts)




                                                                                           Foreign
                                       Common      Common     Additional                  Currency
                                       Stock        Stock       Paid-in     Retained     Translation
                                       Shares      Amount       Capital     Earnings     Adjustments      Total
------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1994          1,590,087   $   16      $  1,101     $  6,704      $        6       $  7,827

  Net income                                                                    241                            241
  Cash dividends ($.10 per share)                                              (168)                          (168)
  Issuance of common stock                5,151                     15                                          15
  Redemption of common stock             (5,540)                   (16)                                        (16)
  Foreign currency translation
     adjustment                                                                                  83             83
------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1995          1,589,698       16         1,100        6,777              89          7,982

  Net income                                                                  1,758                          1,758
  Cash dividends ($.05 per share)                                               (85)                           (85)
  Issuance of common stock, net
     of offering costs of $1,666      1,410,302       14         9,550                                       9,564
  Foreign currency translation
     adjustment                                                                                 138            138
------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1996          3,000,000       30        10,650        8,450             227         19,357

  Net income                                                                  2,238                          2,238
  Foreign currency translation
     adjustment                                                                                (446)          (446)
------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1997          3,000,000   $   30      $ 10,650       10,688            (219)        21,149
==================================================================================================================

          See accompanying notes to consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                                 (In Thousands)



                                                                           For the Year Ended December 31,
                                                                   --------------------------------------------
                                                                        1995           1996            1997
                                                                   --------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Cash received from customers                                    $     53,499    $    73,423    $     88,682
   Cash paid to suppliers and employees                                 (48,698)       (73,849)        (87,565)
   Interest paid                                                         (1,483)        (2,220)         (1,723)
   Income taxes paid, net of refunds                                       (941)          (476)         (1,700)
   Other cash receipts                                                       16             62              --
   Other cash disbursements                                                (174)          (228)           (264)
                                                                   -------------------------------------------

   Net cash provided by (used in) operating activities                    2,219         (3,288)         (2,570)
                                                                   -------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Payments for organizational costs                                       (133)             -               -
   Payments for investments in subsidiaries                                 (76)          (161)           (139)
   Payments for purchase of 100% of Seneca capital
      stock, net of cash acquired                                        (2,097)             -               -
   Proceeds from sale of property and equipment                             309             49              38
   Payments for purchase of property, plant and
      equipment                                                          (4,384)        (1,089)         (2,346)
                                                                   -------------------------------------------

   Net cash used in investing activities                                 (6,381)        (1,201)         (2,447)
                                                                   -------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net short-term borrowings (repayments)                                   254           (334)            593
   Proceeds for long-term debt                                           63,205         73,697          94,508
   Repayment of long-term debt                                          (59,208)       (78,590)        (89,891)
   Dividends paid                                                          (168)           (84)              -
   Proceeds from issuance of common stock                                    15         11,230               -
   Payments for stock issuance costs                                       (282)        (1,384)              -
   Payments for stock redemption                                            (16)             -               -
   Proceeds from government grants                                          490              -               -
                                                                   -------------------------------------------

   Net cash provided by financing activities                              4,290          4,535           5,210
                                                                   -------------------------------------------

EFFECT OF EXCHANGE RATE ON CASH                                               4              8             (27)
                                                                   -------------------------------------------

      Net increase in cash                                                  132             54             166

CASH, beginning of period                                                   130            262             316
                                                                   -------------------------------------------

CASH, end of period                                                $        262    $       316    $        482
                                                                   ===========================================

          See accompanying notes to consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                                   (Continued)
                                 (In Thousands)

                                                                           For the Year Ended December 31,
                                                                          ------------------------------------------
                                                                             1995           1996            1997
                                                                          ------------------------------------------
RECONCILIATION OF NET INCOME TO NET
   CASH PROVIDED BY (USED IN) OPERATING
   ACTIVITIES
   Net income                                                             $    241      $       1,758     $  2,238
                                                                          ----------------------------------------
   Adjustments to reconcile net income to net cash
     provided by (used in)
      operating activities:
            Depreciation and amortization                                    1,371              1,744        1,695
            Provision for doubtful accounts receivable                         125                177          123
            Capital grants recognized                                          (75)               (92)         (85)
            Decrease in government grants                                      (43)                 -            -
            (Gain) loss on sale of assets                                      (28)                26            3
            Increase in deferred compensation liability                        557                 57           98
            Increase (decrease) in deferred income taxes                      (267)                44          168
            Changes  in operating assets and liabilities,
               net of effect from
                     purchase of Seneca:
                     Increase in accounts receivable                        (1,277)            (3,255)      (2,586)
                     (Increase) decrease in inventories                        798             (5,566)      (2,993)
                     Increase in prepaid expenses
                                and other assets                               (70)              (152)        (349)
                     Increase (decrease) in accounts
                                payable                                      1,592                769         (153)
                     Increase (decrease) in income taxes
                                payable                                       (463)               472         (624)
                     Increase (decrease) in accrued
                                expenses and other liabilities                (242)               730         (105)
                                                                          ----------------------------------------
   Total adjustments to net income                                           1,978             (5,046)      (4,808)
                                                                          ----------------------------------------

NET CASH PROVIDED BY (USED IN)
   OPERATING ACTIVITIES                                                   $  2,219          $  (3,288)    $ (2,570)
                                                                          ----------------------------------------

SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

                                                                                 Year Ended December 31, 1995
                                                                                 ----------------------------
               Purchase price of 100% of Seneca common stock                               $    7,000
               Less:  Short-term notes issued                                                  (4,000)
               Less:  Cash acquired                                                              (903)
                                                                                  ---------------------------
               Payment for purchase of Seneca common stock,
                    net of cash acquired                                                   $    2,097
                                                                                  ===========================


          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         NATURE OF BUSINESS. Ridgeview, Inc. (the "Company") and its subsidiaries design, manufacture and market a complete range of sports and rugged outdoor and heavyweight casual socks as well as a wide variety of woman's hosiery products, including, tights, trouser socks, pantyhose and knee-highs. The Company sells its products in both domestic and international retail markets. Ridgeview, Ltd., a wholly-owned subsidiary of the Company, operates a manufacturing facility in Tralee, Co. Kerry, Republic of Ireland and sells its products in European markets.

         PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Ridgeview, Inc. and its wholly-owned subsidiaries, Seneca Knitting Mills Corporation and subsidiaries ("Seneca"), Ridgeview, Ltd. ("Limited"), a Cayman Islands corporation and Interknit, Inc. In June 1997, Interknit was merged into the Company. All significant intercompany accounts and transactions are eliminated in consolidation.

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

         EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED. The excess of cost over fair value of net assets acquired represents the excess of purchase price over the fair value of net tangible assets of businesses acquired (goodwill) and is amortized using the straight-line method over the estimated useful life of 15 years.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                                   (Continued)



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         LONG-LIVED ASSETS. Long-lived assets, such as property, plant and equipment and goodwill, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value. This policy is in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." There have been no impairment losses through December 31, 1997.

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


         ADVERTISING COSTS. Advertising costs, included in selling, general and administrative expenses, are expensed as incurred and were $852,000, $914,000 and $1,836,000 for the years ended December 31, 1995, 1996, and 1997, respectively.

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

         EARNINGS PER SHARE. In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings per Share," which established new standards for computing earnings per share. SFAS No. 128 requires the presentation of: (1) "Basic Earnings per Share," computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period and (2) "Diluted Earnings per Share," which gives effect to all dilutive potential common shares that were outstanding during the period, by increasing the denominator to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The options outstanding (see
Note 10) at December 31, 1996 and 1997 have not been included in diluted earnings per share due to their antidilutive nature. Earnings per share are calculated giving retroactive effect to a 129 for 1 stock split (see Note 10) and the exchange of 240,000 shares for all of the issued and outstanding shares of Interknit (see Note 2). Additionally, earnings per share, after giving retroactive effect to the reduction in debt through the use of proceeds from the Company's initial public offering as if such public offering had occurred at the beginning of 1996, would have been $.77.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                                   (Continued)



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

NOTE 3 - INVENTORIES

         A summary of inventories by major classification, is as follows:

                                               December 31,
                                       ---------------------------
                                             1996          1997
                                       ---------------------------
                                               (In Thousands)

               Raw materials           $     4,114    $     4,217
               Work-in-process               6,127          8,039
               Finished goods               10,523         11,180
               LIFO reserve                   (140)          (120)
                                       --------------------------

                                       $    20,624    $    23,316
                                       ==========================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                                   (Continued)


NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

         A summary of property, plant and equipment is as follows:

                                                                                          December 31,
                                                                                 -----------------------------------
                                                                                       1996               1997
                                                                                 -----------------------------------
                                                                                         (In Thousands)
               Land                                                              $           313    $           311
               Buildings and improvements                                                  6,449              6,673
               Machinery and equipment                                                    15,013             14,789
               Automobiles and trucks                                                        140                112
               Office furniture and equipment                                              2,343              2,541
                                                                                 -----------------------------------
                                                                                          24,258             24,426
               Less accumulated depreciation and amortization                             12,759             13,012
                                                                                 -----------------------------------

               Net property, plant and equipment                                 $        11,499    $        11,414
                                                                                 ==================================


         Depreciation expense amounted to $1,260,000, $1,501,000 and $1,492,000, for the years ended December 31, 1995, 1996 and 1997, respectively.

NOTE 5 - SHORT-TERM BORROWINGS

         Short-term borrowings consist of the following:

                                                                                          December 31,
                                                                                 -----------------------------------
                                                                                       1996               1997
                                                                                 -----------------------------------
                                                                                         (In Thousands)
               $200 line of credit, interest payable
                    monthly at prime plus 1%, secured
                    by certain assets of Interknit                               $           155    $             -
               Bank drafts issued, not yet presented
                    for payment                                                              939              1,464
                                                                                 ----------------   ---------------
                                                                                 $         1,094    $         1,464
                                                                                 ==================================


         The Company has an agreement with a bank whereby funds are automatically drawn on the Company's revolving credit facility (see Note 6) and transferred to the Company's bank account to cover bank drafts as they are presented for payment.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                                   (Continued)


NOTE 6 - LONG-TERM DEBT

         Long-term debt consists of the following:

                                                                                          December 31,
                                                                                 -----------------------------------
                                                                                       1996               1997
                                                                                 -----------------------------------
                                                                                         (In Thousands)

               Revolving line of credit (see discussion below)                   $         8,574    $        14,552

               Term loan payable to bank (see discussion below)                            4,042                  -

               Term loan payable to bank (see discussion below)                              928                  -

               Term loan payable to bank in 42 monthly installments of $54, plus interest payable monthly, beginning January 1,
                    1997, with a final payment due June 30, 2000 (see
                    discussion below)                                                          -              4,326

               Note payable to bank in annual installments of $314, beginning in
                    1997, plus interest at fixed and variable rates
                    (approximating 8.75% at December 31, 1997) with a final
                    payment due in 2001, collateralized by the
                    assets of Limited and guaranteed by the Company                        1,593              1,113

               Notes payable to finance companies in monthly installments aggregating $22 including interest at 6.9% and 8.35%,
                    collateralized by equipment, due variously through
                    December 2002                                                          1,091                884

               Note payable to Seneca County IDA, due in monthly payments of approximately $5 including interest at 5% through March 1996 at which time the interest rate adjusts
                    annually to 50% of prime but not less than 5%,
                    collateralized by certain equipment and guaranteed by the
                    Company                                                                  305                248

               Various notes payable in installments through July 2003,
                    including interest at rates ranging up to 13.2%,
                    collateralized by a building and various equipment                       484                443
                                                                                 ----------------------------------
                                                                                          17,017             21,566
                    Less current portion                                                   1,349              1,300
                                                                                 ----------------------------------

               Total long-term debt                                              $        15,668    $        20,266
                                                                                 ==================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                                   (Continued)


NOTE 6 - LONG-TERM DEBT (Continued)

         On March 13, 1998, the Company amended its existing bank loan agreement. The amended agreement provides a $28,000,000 revolving line of credit due June 30, 2000 and extends the due date of the existing term loan to June 30, 2000.

         At the option of the Company, borrowings under these loans bear interest based on the bank's prime rate or the London InterBank Offered Rates ("LIBOR"). The rates, which were also amended on March 13, 1998, vary based on achievement of a ratio of Funded Debt to Earnings Before Interest, Taxes, Depreciation and Amortization ("Funded Debt to EBITDA"), calculated quarterly, and range from prime to prime plus .37%, or LIBOR plus 1.75% to LIBOR plus 2.37% (8.09% at December 31, 1997 under the LIBOR option). These loans are collateralized by substantially all assets of the Company.

         The provisions of the amended agreement relating to the revolving credit facility and the term loan contain certain covenants which require, among other things, the maintenance of minimum amounts of working capital and tangible net worth, restrictions on capital expenditures, restrictions on dividends and compliance with minimum financial ratios relating to debt coverage and cash flows.

         Approximate maturities of long-term debt for the next five years are as follows (in thousands):

         Year Ending December 31:
         ------------------------
          1998                                $       1,300
          1999                                        1,320
          2000                                       18,281
          2001                                          438
          2002                                          176
              Thereafter                                 51
                                              -------------

                                              $      21,566
                                              =============

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                                   (Continued)

NOTE 7 - INCOME TAXES

         The provision for income taxes is summarized as follows:

                                                                           For the Year Ended December 31,
                                                                      ---------------------------------------------
                                                                           1995           1996            1997
                                                                      -------------------------------------------
                                                                                   (In Thousands)
               Current:
                    Federal                                           $        444    $       797    $        918
                    State                                                       53            125             144
                    Foreign                                                    (20)            26              37
                                                                      -------------------------------------------
                                                                               477            948           1,099
                                                                      -------------------------------------------
               Deferred:
                    Federal                                                   (247)            37             150
                    State                                                      (34)             5              13
                    Foreign                                                     14              2               6
                                                                      -------------------------------------------
                                                                              (267)            44             169
                                                                      -------------------------------------------

               Provision for income taxes                             $        210    $       992    $      1,268
                                                                      ===========================================

         The actual income tax expense differs from the "expected" tax expense for those years (computed by applying the applicable statutory U.S. corporate income tax rate of 34% to income before income taxes) as follows:

                                                                           For the Year Ended December 31,
                                                                      -------------------------------------------
                                                                           1995           1996            1997
                                                                      -------------------------------------------
                                                                                     (In Thousands)
               Income before income taxes                             $        451    $     2,750    $      3,506
                                                                      ===========================================

               Computed "expected" tax expense                        $        153    $       935    $      1,192

               Increase (decrease) in taxes resulting from:
                    Foreign income with no U.S. income tax
                         effect                                                 20            (85)           (126)
                    State income taxes, net of federal income                   21             85              97
                         tax
                    Nondeductible expenses                                      28             50              51
                    Foreign tax                                                 (6)            28              43
                    Other                                                       (6)           (21)             11
                                                                      -------------------------------------------

                                                                      $        210    $       992    $      1,268
                                                                      ===========================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                                   (Continued)



NOTE 7 - INCOME TAXES (Continued)

         Net deferred tax assets and net deferred tax liabilities are as follows:

                                                                                           December 31,
                                                                                       -----------------------
                                                                                       1996               1997
                                                                                       -----------------------
                                                                                          (In Thousands)
               Deferred tax assets:
                    Receivable and inventory reserves                                  $     302    $      423
                    Deferred compensation liability                                          605           641
                    Other                                                                    173            99
                                                                                       -----------------------

                         Total deferred tax assets                                     $   1,080    $    1,163
                                                                                       =======================
               Deferred tax liabilities:
                    Accumulated depreciation                                           $    (910)   $   (1,025)
                    LIFO reserve                                                            (830)         (824)
                    Other                                                                      -          (136)
                                                                                       -----------------------

                         Total deferred tax liabilities                                   (1,740)       (1,985)
                                                                                       -----------------------
               Net deferred tax liabilities                                            $    (660)   $     (822)
                                                                                       =======================


         The Company does not accrue income taxes on the undistributed earnings of its foreign subsidiary (Limited) that are intended to be invested indefinitely. At December 31, 1997, the amount of undistributed earnings for which taxes have not been accrued was $854,000.

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

         For the years ended December 31, 1995, 1996 and 1997, sales to one customer, Target Stores, Inc., accounted for 13% of the Company's net sales. Accounts receivable from this same customer were 17% and 15% of total accounts receivable at December 31, 1996 and 1997, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                                   (Continued)



NOTE 9 - BENEFIT PLANS

         The Company has an employee savings plan which covers participating employees who have completed one year of employment and attained age 21. Under the terms of the plan, the Company contributes an amount equal to 25% of participating employees' contributions which do not exceed 6% of each participant's earnings. Total contributions to the plan by the Company amounted to $85,000, $89,000 and $82,000 for the years ended December 31, 1995, 1996, and
1997, respectively.

         As specified by the collective bargaining agreement between Seneca and the Union of Needletrades, Industrial and Textile Employees ("UNITE"), Seneca is required to make contributions based on a percentage of the gross salary for all bargaining unit employees (union) to the following multi-employer benefit plans:

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

         From the date of acquisition of Seneca (June 28, 1995) through December 31, 1995 and for the years ended December 31, 1996 and 1997, contribution expense under this collective bargaining agreement amounted to approximately $243,000, $471,000, and $507,000, respectively. The Company's applicable portion of total plan benefits and net assets of the plans are not separately identifiable.

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                                   (Continued)


NOTE 10 - CAPITAL STOCK (Continued)

         In contemplation of the initial public offering, the board of directors and the shareholders approved an omnibus stock award and incentive plan (the "Omnibus Plan") which permits the issuance of options, stock appreciation rights
(SARS), limited SARS, restricted stock, performance awards and other stock-based awards to selected employees and independent contractors of the Company. The Company has reserved 230,000 shares of common stock for issuance under the Omnibus Plan, which provides that the term of each award shall be determined by a committee of the board of directors charged with administering the Omnibus Plan, but no longer than ten years after the date they are granted. Under the terms of the Omnibus Plan, options granted may be either nonqualified or incentive stock options. SARS and limited SARS granted in tandem with an option shall be exercisable only to the extent the underlying option is exercisable.

         In September 1996, the Company adopted an Outside Directors' Stock Option Plan (the "Directors' Plan"), reserving 15,000 shares of common stock for issuance thereunder. The Directors' Plan provides that each outside director, at the time of initial election, shall automatically be granted an option to purchase 500 shares of common stock at the fair market value on the date of election. On each anniversary date of an Outside Directors' election, an option to purchase 500 additional shares of common stock will automatically be granted, provided that the Director shall have continuously served and the number of shares of common stock available under the Directors' Plan is sufficient. Options granted under the Directors' Plan are nonqualified stock options, vest in increments of 33 1/3% on each anniversary and expire 10 years after the date they are granted. In November 1996, options to purchase 500 shares each were granted to three new members of the Company's board of directors at an exercise price of $8.00 per share. Additional grants totaling 2,000 shares were granted in May 1997 to the outside directors. All of such options are outstanding and unexercised.

         The FASB recently issued SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 encourages the accounting for stock-based employee compensation programs to be reported within the financial statements on a fair-value based method. It allows an entity, however, to continue to measure compensation cost under Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." If the entity elects to measure compensation cost in accordance with APB 25, SFAS No. 123 requires pro forma disclosure of net income and earnings per share as if the fair-value based method had been adopted. The Company has adopted the pro forma disclosure requirements of SFAS No. 123. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock, no compensation cost is recognized.

         The Company estimated the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1995, 1996 and 1997; dividend yield of one percent; expected volatility of 65.1%; risk free rate of return of 6.57%; and an expected life of ten years.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                                   (Continued)


NOTE 10 - CAPITAL STOCK (Continued)

         Under the accounting provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                                                       For the Year Ended December 31,
                                                       -------------------------------------------------------------
                                                              1995                 1996                1997
                                                       -------------------------------------------------------------
        Net income
             As reported                                  $      241          $    1,758           $     2,238
             Pro forma                                           241               1,758                 2,044
        Basic and Diluted Earnings per share
             As reported                                  $      .15          $      .96                  .75
             Pro forma                                           .15                 .96                  .68

         A summary of the status of the Company's two stock option plans, as of the balance sheet date and changes during the years ending on those dates, is presented below:

                                                            December 31, 1996                    December 31, 1997
                                                     -----------------------------------------------------------------
                                                                        Weighted                          Weighted
                                                                         Average                          Average
                                                         Shares       Exercise Price     Shares        Exercise Price
                                                     -----------------------------------------------------------------
Outstanding at beginning of year                              -        $       -          1,500         $   8.00
     Granted                                              1,500             8.00         55,200             7.48
     Forfeited                                                -                             600             7.50
                                                     ----------        ---------       --------         --------
Outstanding and exercisable
     at end of year                                       1,500        $    8.00         56,100         $   7.49
                                                     ==========        =========       ========         ========
Weighted-average fair value
     of options granted during the
     year                                            $     6.06                        $   5.69
                                                     ==========                        ========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                                   (Continued)


NOTE 10 - CAPITAL STOCK (Continued)

         The following table summarizes information about stock options outstanding at December 31, 1997:

                                                                         Weighted Average
             Exercise Prices                 Options Outstanding     Remaining Contractual Life      Options Exercisable
             --------------------------------------------------------------------------------------------------------------
                  $ 6.87                            2,000                      9.6                             --
                    7.50                           52,600                      9.8                         52,600
                    8.00                            1,500                      8.9                            500

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

NOTE 11 - COMMITMENTS AND CONTINGENCIES

         SELF INSURANCE PLAN. The Company is self-insured for certain health benefits up to $50,000 per occurrence per individual, with certain maximum aggregate policy limits per claim year. The cost of such benefits is recognized as an expense in the period the claim occurred. This cost amounted to $491,000, $654,000 and $950,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

         LOAN GUARANTEE. The Company holds a 25% interest in a limited liability corporation formed for the purpose of purchasing an airplane. The limited liability company financed the purchase of the airplane with proceeds of a bank loan. At December 31, 1997, this loan had an outstanding balance of $ 2,561,000, of which $600,000 is guaranteed by the Company. The Company's investment in the limited liability company, which is accounted for under the equity method, is not material and is included in other assets.

         DEFERRED COMPENSATION. The Company has various agreements with certain executive officers that provide for specified levels of compensation upon retirement, death or disability. The expense related to these agreements amounted to $176,000, $205,000 and $218,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

         In December 1995, the Company agreed to provide a senior level executive a supplemental retirement benefit of $7,000 per month for a period of 84 months commencing January 1996. As a result, the Company recorded a $500,000 (pre-tax) charge to operating expenses in 1995.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                                   (Continued)



NOTE 11 - COMMITMENTS AND CONTINGENCIES (Continued)

         DEFERRED CREDIT. The Republic of Ireland grants relating to property, plant and equipment additions at Limited have been deferred and are amortized over the life of the related assets. During the year ended December 31, 1995, $445,000 of additional grants were received in connection with a major expansion of Limited's manufacturing facility. No grants were received for the years ended December 31, 1996 and 1997. Over a ten-year period, the grants are subject to full or partial repayment to the Republic of Ireland if certain conditions specified in the grant agreement are not met. In the opinion of management, Limited was in compliance with those conditions at December 31, 1997, and the Company intends to remain in compliance throughout the ten-year period.

         RESERVED RETAINED EARNINGS. Pursuant to the grant agreements with the Republic of Ireland, Limited is required to maintain a minimum amount of equity (and equity equivalents, as defined) based upon the amount of government grants received. At December 31, 1995, 1996, and 1997, $475,000, $1,003,000, $ 854,000
of retained earnings, respectively, have been reserved for this purpose. These reserved retained earnings are required to be maintained for the duration of the grant agreement, which expires December 31, 1999.

         LEASES. The Company has several noncancellable operating leases, primarily for manufacturing, showroom, storage and office purposes, that expire over the next five years. Total rental expense amounted to $210,000, $338,000 and $591,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

         Future minimum lease payments under noncancellable operating leases are as follows: 1998 - $666,000; 1999 - $499,000; 2000 - $415,000, 2001 - $399,000;
2002 - $231,000.

         LICENSE AGREEMENTS. In the normal course of its business, the Company enters into license agreements for the use of trademarks owned by others on the Company's products. Each license agreement provides for payment of minimum royalties for each annual period during the term of the license agreement.

         Aggregate minimum guaranteed royalty payments under all license agreements are as follows (in thousands):

                    Year Ending December 31,
                 -----------------------------
                 1998                                      $     767
                 1999                                            930
                 2000                                            125
                 2001                                            150
                                                           ---------

                 Total minimum royalty payments            $   1,972
                                                           =========


         Total royalty expense for license agreements amounted to $270,000, $598,000 and $931,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                                   (Continued)


NOTE 11 - COMMITMENTS AND CONTINGENCIES (Continued)

         PURCHASE COMMITMENTS. The Company has commitments outstanding at December 31, 1997 to purchase equipment used in manufacturing which aggregate $1,173,000.

NOTE 12 - INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

         The Company operates in one principal industry segment, the manufacture and sale of hosiery products and accessories. The Company's products are sold primarily to the retail markets.

         Geographic financial information is as follows:


                                                                           For the Year Ended December 31,
                                                                  -------------------------------------------
                                                                       1995            1996            1997
                                                                  -------------------------------------------
                                                                               (In Thousands)
               Net Sales to Unaffiliated Customers
                    United States                                 $     50,109    $    68,568    $     82,734
                    Europe                                               4,724          8,271           8,737
                                                                  -------------------------------------------

                   Total net sales                                $     54,833    $    76,839    $     91,471
                                                                  ===========================================

               Transfers Between Geographic Areas
               (Elimination in consolidation):
                    United States                                 $        144    $       394    $          -
                    Europe                                                   -             19               -
                                                                  -------------------------------------------

                         Total transfers                          $        144    $       413    $          -
                                                                  ===========================================


               Operating income (loss):
                    United States                                 $      2,119    $     4,641    $      4,863
                    Europe                                                (118)           236             410
                    Eliminations                                             -              -               -
                    Other income (expense), net                         (1,550)        (2,127)         (1,767)
                                                                  -------------------------------------------

                         Income before income taxes               $        451    $     2,750    $      3,506
                                                                  ===========================================

               Identifiable Assets:
                    United States                                 $     34,456    $    42,531    $     49,398
                    Europe                                               7,038          7,122           6,186
                    Eliminations                                        (1,029)          (868)           (905)
                                                                  -------------------------------------------

                         Total Assets                             $     40,465    $    48,785    $     54,679
                                                                  ===========================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                                   (Concluded)

NOTE 12 - INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION (Continued)

         The classification by geographic region of the Company's net sales to unaffiliated customers in the table above is based on the geographic location of the customers for the Company's products. Transfers between geographic regions are recorded at amounts generally above cost and in accordance with the rules and regulations of the respective governing tax authorities. Operating income consists of total net sales less operating expenses, and does not include other income (expense) net, or income taxes. Identifiable assets of geographic areas are those used in the Company's operations in each area.

NOTE 13 - RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income, as defined, includes all changes in equity, except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items which are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 is effective for periods beginning after December 15, 1997, and requires comparative information for earlier years to be restated. Management will adopt SFAS No. 130 in 1998 and will report comprehensive income when applicable. Results of operations and financial position, however, will not be affected by the implementation of this standard.

         Also in June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which supersedes SFAS NO. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards for the way that public companies report information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief decision makers in deciding how to allocate resources and in assessing performance. SFAS No. 131 is effective for periods beginning after December 15, 1997, and requires comparative information for earlier years to be restated. Management will adopt this standard in 1998, and believes additional disclosure may be required to disclose separately, certain information about the profit and loss and the assets of the Company's operating divisions. Results of operations and financial position, however, will be unaffected by the implementation of this standard.