Form 10-K, Exhibit 13
period 1998-12-31
RIDGEVIEW INC
filed 1999-04-15
CIK 1018891

                                                                    EXHIBIT 13.1

RIDGEVIEW, INC. & SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL HIGHLIGHTS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


The following table sets forth selected consolidated financial data and other operating information of the Company for each of the last five years ended December 31, 1998, which are derived for the consolidated financial statements of the Company. On June 28, 1995, the Company acquired Seneca Knitting Mills Corporation ("Seneca") in a transaction accounted for as a purchase. The accounts of Seneca are included from the date of acquisition. On November 5, 1996, the Company acquired Interknit, Inc. ("Interknit") in a transaction accounted for as a pooling of interests. Accordingly, the financial statements of the Company, and the selected financial data presented below, have been restated to include the accounts and the results of operations of Interknit for all periods presented. On July 14, 1998, the Company acquired Tri-Star Hosiery Mills, Inc. ("Tri-Star") in a transaction accounted for as a purchase. The accounts of Tri-Star are included from July 2, 1998, the effective date of the acquisition. All information contained in the following table should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

                                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                     1994          1995 (1)            1996             1997          1998 (2)
                                                     ----          --------            ----             ----          --------

STATEMENT OF OPERATIONS DATA:
Net sales                                         $ 39,828         $ 54,833         $ 76,839         $ 91,471         $ 97,800
Gross profit                                         9,302           10,695           15,473           18,916           15,691
Operating income (loss)                              2,467            2,001            4,877            5,273           (2,647)
Interest expense                                      (887)          (1,668)          (2,235)          (1,870)          (2,610)
Income (loss) before income taxes                    1,634              451            2,750            3,506           (5,259)
Net income (loss)                                    1,039              241            1,758            2,238           (4,194)
Earnings (loss) per share                             0.65             0.15             0.96             0.75            (1.40)
Cash dividends per share (3)                          0.09             0.10             0.05             0.00             0.00
Weighted average common and common
     equivalent shares outstanding                   1,590            1,590            1,832            3,000            3,000

OTHER DATA:
Gross profit margin                                   23.4%            19.5%            20.2%            20.7%            16.0%
Operating income (loss) margin                         6.2%             3.6%             6.4%             5.8%            (2.7%)
Operating income (loss) before depreciation
     and amortization (3)                         $  3,510         $  3,372         $  6,621         $  6,968         $   (588)
Depreciation and amortization                        1,043            1,371            1,744            1,695            2,059
Capital expenditures                                 2,169            4,384            1,089            2,346            4,132

BALANCE SHEET DATA:
Working capital                                   $ 11,664         $ 11,718         $ 23,350         $ 29,604         $ 33,703
Total assets                                        25,578           40,465           48,785           54,679           64,417
Long-term debt (less current portion)               10,420           15,991           15,668           20,266           32,830
Total debt                                          12,349           23,244           18,111           23,030           35,813
Shareholders' equity                                 7,827            7,982           19,357           21,149           17,073


(1) Reflects charges for the write-off of obsolete, unfinished women's hosiery products in excess of normal reserves in the amount of $621,000 and the recognition of a supplemental retirement obligation in the amount of $500,000 to the Company's former chairman.
(2) Reflects charges for the impairment of certain long-lived assets at Seneca in the amount of $1.6 million, the costs associated for the re-launch of the Evan-Picone women's hosiery program in the amount of $900,000 and the write-off of uncollectible accumulated customer chargebacks in excess of normal reserves in the amount of $350,000.
(3) The Company ceased paying dividends on its Common Stock prior to the initial public offering in November 1996 and does not intend to pay any cash dividends in the foreseeable future.
(4) Operating income before depreciation and amortization is net sales minus cost of goods sold, selling, general and administrative expenses plus depreciation and amortization expense. The measure does not represent cash generated from operating activities determined in accordance with generally accepted accounting principles, is not necessarily indicative of cash available to fund needs and should not be considered an alternative to net income as an indicator of the Company's operating performance as an alternative to cash flow as a measure of liquidity.