Form 10-K, Exhibit 13
period 1998-12-31
RIDGEVIEW INC
filed 1999-04-15
CIK 1018891

                                                                    EXHIBIT 13.2
                                                                    ------------


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

GENERAL

         Ridgeview derives its revenue from the manufacture and sale of sports, rugged outdoor and heavyweight casual socks and women's hosiery products. The Company has manufacturing facilities in Newton, North Carolina, Ft. Payne, Alabama and the Republic of Ireland and finishing and distribution facilities in each of the aforementioned locations, Mebane, North Carolina and Seneca Falls, New York. Management believes the Company is one of the leading vendors of sports socks to sporting goods and active apparel stores. Ridgeview also sells its products to department stores, discount stores and a variety of other retailers. In addition, the Company produces sports socks for sale by others under such widely-recognized brand names as adidas, ASICS, Bass, Brooks, Fila, Head Sportswear, IZOD, New Balance and Reebok and women's hosiery products for sale under the Liz Claiborne and Elisabeth brand names. Under license agreements, the Company produces and sells socks and women's hosiery directly to retailers under the brand names Coleman, Ellen Tracy, Evan-Picone, Rockport and Woolrich.

RESULTS OF OPERATIONS

         INDUSTRY AND BUSINESS TRENDS

         Management believes that Ridgeview's recent operating results have been, and its future operating results may be, affected by certain industry and business trends. The impact of these trends on historical operating results can be difficult to identify and measure and, with respect to future operating results, difficult to predict. The following discussion of such trends includes forward-looking statements that are subject to inherent risks and uncertainties. Accordingly, the Company's performance in future periods may differ materially from those suggested by such statements.

         Pricing Pressure Resulting from Competitive Market Conditions. Increasing consolidation among retailers and overcapacity in certain segments of the industry have resulted in increasing competition in the sock and women's hosiery manufacturing industry. Manufacturers in this industry compete on the basis of price, quality and service. Ridgeview faces competition in both its sock and women's hosiery businesses from a large number of manufacturers, many of whom have substantially greater market share and financial and other resources than the Company. During 1998, pricing pressures resulting from competitive market conditions contributed to declining margins in the Company's rugged outdoor and heavyweight casual sock and multi-pair pack sock and women's hosiery product categories. Ridgeview attempted to adjust to these pricing pressures by taking certain steps to reduce costs and increase operating efficiencies, including the following:

         - the acquisition of Tri-Star Hosiery Mills, Inc. ("Tri-Star") and the transition of a substantial portion of its knitting and finishing requirements from independent manufacturers to excess capacity at the Company's Ft. Payne facility;

         - a decision to discontinue manufacturing operations in Seneca Falls and redeploy a portion of its knitting machinery and equipment to vacant manufacturing space in the Company's Ft. Payne facility;

         - the addition of a new operations manager for the women's hosiery division and the implementation of an efficiency plan that included elimination of all temporary labor, unnecessary overtime, simplification of outsourcing procedures and reduction of greige goods inventory; and

         - implementation of an inventory reduction plan on a division-by-division basis.

The highly competitive conditions in the industry are expected to continue for the foreseeable future. While management believes that the steps taken by the Company to reduce costs and improve operating efficiencies, including those listed above, will improve the margins during 1999, no assurance can be given that this will occur or that these efforts will not be offset by further pricing pressure resulting from competitive conditions in the industry.

         Fashion Trends and the Retail Product Cycle. Ridgeview's success depends in part on its ability to anticipate and respond to changing customer demands and fashion trends. For example, the trend toward more casual dress and active wear had a favorable impact on sales of the Company's rugged outdoor and heavyweight casual socks in 1995 and 1996 because socks typically are an integral part of a more casual, sports-oriented wardrobe. Women's hosiery products continue to be affected by the trend toward more casual dress, which has contributed to a shift from traditional sheer products to more durable, heavyweight products such as tights and trouser socks. While the Company attempts to mitigate the risk of changing fashion trends and product acceptance by closely monitoring retail sales trends, there can be no assurance that the Company will be able to anticipate, gauge and respond to changing consumer demands and fashion trends in a timely manner and thereby avoid any adverse impact on its results of operations in future periods. Failure to make such adjustments could result in excess finished goods inventory, higher levels of retailer charge-backs and lost sales opportunities.

         Impact of Licensed Brands. As the market for socks and women's hosiery products has become more fashion conscious, association with brand names has become an increasingly important marketing tool. The Company has responded to this trend by entering into certain licensing agreements to use designer brand names such as Ellen Tracy and Evan-Picone in its women's hosiery product lines and Coleman, Rockport and Woolrich in its sports sock and rugged outdoor and heavyweight casual product lines.

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

         Sales to Large Retailers. Sock and women's hosiery manufacturers have been affected by the trend toward consolidation of apparel retailers into large regional or national chains. This trend has been particularly prevalent among the sporting goods retailers and discount department stores where the bulk of the Company's products are sold. The centralized purchasing departments for these chains have the leverage to demand preferential pricing and tend to favor vendors who can supply a variety of related products in large quantities, accommodate strict packaging and shipping requirements and maintain substantial finished goods inventories managed by computerized information networks that are compatible with electronic ordering systems. These chains also expect manufacturers to play a significant role in the marketing and managing of their product lines. In order to maintain and increase sales to such retailers, Ridgeview has modernized and expanded its production facilities, developed outsourcing relationships with other manufacturers, updated its information systems and hired key sales people who are familiar with the preferences and practices of such retailers. Implementation of this strategy has resulted in substantial increases in revenues over the last five years, narrower gross profit margins on higher production volumes and increased selling, general and administrative expenses. This trend also has lead to more volatility in revenues, because the acquisition or loss of a single customer's business can have a material impact on the Company's operating results for the affected period. Moreover, in recent periods a number of large retailers, including certain of Ridgeview's customers, have adopted the aggressive practice of classifying items of slow moving inventory as either outdated, damaged or otherwise unwanted and subsequently taking the position that the Company should either take them back or give credits to the retailer in amounts which reflect the markdowns made by the retailer to sell the merchandise. The claims retailers make to justify these unauthorized deductions are typically vague and difficult for Ridgeview to challenge. Disputes regarding the legitimacy of the claims are not easily resolved, and any delay in resolving them tends to benefit the retailer and hurts the Company, which is incurring financing costs in connection with the unpaid portion of the accounts receivable it created when it initially made the sale. In response to this trend, the Company has expanded its staff to manage the increased volume of deductions. No assurance can be given that additional steps will not be required in order to effectively administer its accounts receivable in response to this trend, which is expected to continue for the foreseeable future.

         Revised Evan-Picone Women's Hosiery Program. Ridgeview holds a license to manufacture and sell women's sheer hosiery and medium-weight tights under the Evan-Picone brand name, a widely-recognized and established brand of women's hosiery.

The initial term of the license agreement ends December 31, 1999, but the license is renewable at the Company's option for another three years, provided the Company has satisfied certain minimum annual sales thresholds. Under the license agreement, the Company is required to pay royalties on sales of Evan-Picone products, meet certain minimum sales requirements and guaranty certain amounts of minimum royalty payments and advertising expenditures. To date, the Company has not achieved the minimum sales amounts provided under the agreement and, therefore, the licensor has the right to terminate the agreement but has not exercised its right to do so. However, the licensor has revised the guaranteed minimum royalty amount for the annual period ending December 31, 1999 to $400,000. Additionally, the licensor has offered the Company the option of renewing the license agreement for either a one-year or three-year period, which the Company is currently evaluating. In order to rebuild the sales volume of Evan-Picone products, the Company developed a series of marketing initiatives aimed at re-establishing the brand as a significant competitor in the sheer hosiery marketplace. All of these efforts were designed to prepare the hosiery marketplace for the introduction of a new Evan-Picone women's hosiery program, which took place in July 1998. Although management expects the revised Evan-Picone program to approach a break-even point in 1999 and become profitable in 2000, no assurance can be given that the revised program will obtain these goals or that the license agreement can be renegotiated on terms favorable to the Company.

         Relocation of Seneca Operations. In January 1999, Ridgeview announced its intentions to discontinue manufacturing operations in Seneca Falls, New York and relocate certain knitting machinery and other equipment located there to the Company's facility in Ft. Payne, Alabama. The distribution of rugged outdoor and heavyweight casual socks is expected to be managed at its current location in Seneca Falls. Management expects the consolidation of these two manufacturing operations will eliminate a significant amount of overhead expense and allow the rugged outdoor and heavyweight casual sock product category to return to profitability during the year 2000. While $1.6 million in charges associated with the estimated reduction of the carrying value of certain long-lived assets associated with the Seneca Falls operation were recorded in the fourth quarter of 1998, management estimates that approximately $400,000 in expenses associated with employee severance arrangements and relocation of equipment will be incurred during the first half of 1999 and an unfunded pension plan liability in connection with the union's employee benefit plan, may be incurred in future periods as a result of discontinuing operations in Seneca Falls.

         Industry Consolidation. Management believes a trend toward consolidation in the sock and women's hosiery industry has developed in recent years, due in part to powerful incentives for manufacturers to become low cost, high volume producers. Smaller companies that have not modernized their production facilities, focused on profitable niche markets and developed effective channels of distribution are finding it increasingly difficult to survive as independent manufacturers. This consolidation trend periodically creates attractive acquisition opportunities for manufacturers, such as Ridgeview, that may have the commitment and resources to remain independent. While any future acquisitions by the Company will be designed to contribute to the Company's long-term profitability by expanding capacity and adding complementary product lines, they may initially have a negative impact on the Company's gross profit and selling, general and administrative expenses as the operations of the acquired company are integrated into the Company's existing operations. To the extent any future acquisitions are financed by or involve the assumption of additional debt, interest expense also will increase.

         RESULTS OF OPERATIONS AS A PERCENTAGE OF NET SALES

         The following table presents the Company's results of operations as a percentage of net sales for the periods indicated.

                                                          Year Ended December 31,
                                                     ---------------------------------
                                                      1996          1997          1998
                                                      ----          ----          ----

Net sales                                            100.0%        100.0%        100.0%
Cost of goods sold                                    79.8          79.3          84.0
                                                     -----         -----         -----
     Gross profit                                     20.2          20.7          16.0
Selling, general and administrative expenses          13.8          14.9          17.0
                                                     -----         -----         -----
Operating income (loss) before loss from
     impairment                                        6.4           5.8          (1.0)
Loss from impairment of assets                         0.0           0.0          (1.7)
                                                     -----         -----         -----
     Operating income (loss)                           6.4           5.8          (2.7)
Interest expense                                      (2.9)         (2.0)         (2.7)
Other income, net                                      0.1           0.0           0.0
                                                     -----         -----         -----
Income (loss) before income taxes                      3.6           3.8          (5.4)
Provision (benefit) for income taxes                   1.3           1.4          (1.1)
                                                     -----         -----         -----
     Net income (loss)                                 2.3%          2.4%         (4.3)%
                                                     =====         =====         =====

         COMPARISON OF 1998 TO 1997

         Net sales for 1998 were $97.8 million, compared to $91.5 million in 1997, an increase of $6.3 million, or 6.9%. The acquisition of Tri-Star in July 1998, provided revenues of $6.8 million for the year ended December 31, 1998. Sales of sport specific and active sports socks increased $4.1 million, or 22.4%, in 1998, while net sales of women's hosiery, sports promotional and rugged outdoor and heavyweight casual sock product categories decreased $4.6 million for the same period. Net sales for the year were adversely impacted by a one-time charge of $900,000 recorded by the Company during the second quarter relating to the re-launch of the Evan-Picone women's hosiery program.

         Gross profit for 1998 decreased to $15.7 million from $18.9 million in 1997, a decrease of $3.2 million, or 16.9%. As a percentage of net sales, gross profit decreased to 16.0% in 1998, compared to 20.7% in 1997. Gross profit margins have declined in each of the Company's product categories. Although the Company had planned to accept certain sales programs in 1998 at lower margins than historically had been achieved, other circumstances magnified the decline in margins. The Company's women's hosiery operation failed to manufacture at budgeted levels of production for the majority of the year, resulting in greater than expected negative manufacturing variances and poor shipping execution. Although the Company took measures to improve the execution of its manufacturing plan during the latter part of 1998, the operational issues, nevertheless, negatively impacted the results of operations. Additionally, the gross profit margin for the rugged outdoor and heavyweight casual sock product category fell from 15.9% in 1997, to 10.4% in 1998. The Company's mix of products sold in the rugged outdoor and heavyweight casual sock product category included a higher concentration of items with lower margins, resulting in the decline of gross profit in 1998. Gross profit also was adversely affected by the charge taken during the second quarter relating to the Evan-Picone re-launch.

         Selling, general and administrative expenses for 1998 were $16.7 million, compared to $13.6 million in 1997, an increase of $3.1 million, or 22.8%. As a percentage of net sales, selling, general and administrative expenses increased from 14.9% for 1997, compared to 17.0% for 1998. During the year, the Company recorded charges of approximately $1.1 million to selling, general and administrative expenses for the write-off of accumulated customer chargebacks deemed to be uncollectible and to expense costs associated with the implementation of its management information system. The acquisition of Tri-Star in July 1998 added approximately $600,000 of selling, general and administrative expenses.

         Operating loss for 1998 was $2.6 million, compared to operating income of $5.3 million in 1997. In December 1998, management began to assess the viability of its rugged outdoor and heavyweight casual sock manufacturing operations in Seneca Falls, New York. The Company announced in January 1999, its intention to shutdown and relocate substantially all of its manufacturing operations in Seneca Falls to its facility in Ft. Payne, Alabama. In connection with the shutdown, the Company determined that the projected future cash flows provided by certain long-lived assets were less than the net book value of such assets. Accordingly, the Company adjusted the carrying amount of these assets by approximately $1.6 million. Without regard to the impairment loss, the Company would have shown an operating loss of $1.0 million, primarily the result of a general decline in gross profit margins and increased selling, general and administrative expenses.

         Interest expense increased from $1.9 million in 1997 to $2.6 million in 1998, an increase of $700,000, or 36.8%. The funding of the Tri-Star acquisition with new and assumed debt in July 1998 and an increase in average borrowings for the year account for the increase in interest expense.

         Income tax expense (benefit) for the year ended December 31, 1998 was $(1.1) million, compared to income tax expense of $1.3 million for the same period in 1997. The income tax benefit for 1998 is the result of the operating loss incurred to date. The effective tax rate for 1998 differed from the federal statutory rate due to the increase in the deferred tax valuation allowance and the nondeductibility of the write-down of goodwill attributable to the Seneca impairment.

         Net loss for 1998 was $(4.2) million, compared to net income of $2.2 million for 1997, a decrease in earnings of $6.4 million for the year. The erosion of gross profit margins, increased selling, general and administrative expenses, costs associated with the relaunch of the Evan-Picone women's hosiery program and the write-down of certain long-lived assets at the Seneca Falls facility negatively impacted the Company's profitability for the year.

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

LIQUIDITY AND CAPITAL RESOURCES

         Cash flows from operating activities for the years ended December 31, 1996, 1997 and 1998 were $(3.3) million, $(2.6) million and $(1.4) million, respectively. The negative cash flows for 1998 primarily resulted from the Company's loss from operations and an increase of inventory for the year ended December 31, 1998.

         The Company obtains working capital and, on a temporary basis, finances its capital expenditures for equipment modernization, through borrowings under the Company's revolving credit facility. On February 11, 1999, the Company obtained a $41.0 million senior credit facility (the "Credit Facility") with BankBoston, N.A. ("BankBoston"). The Credit Facility provides the Company with a revolving line of credit of up to $35.0 million and a term loan facility of $6.0 million. The closing of the Credit Facility in February 1999 fulfilled the Company's obligation to replace its existing debt extended by NationsBank, N.A. ("NationsBank"). In September 1998, the Company entered into a forbearance agreement with NationsBank resulting from the Company's failure to meet certain restrictive covenants. At the option of the Company, funds borrowed under the Credit Facility with BankBoston, bear interest at a rate based on the bank's prime rate or London Interbank Offered Rates ("LIBOR"), plus a margin adjustment based on the Company's achievement of an interest coverage ratio, calculated quarterly (9.75% as of April 9, 1999). The Company's first available margin adjustment date is September 30, 1999, subject to the achievement of the interest coverage ratio. As of April 9, 1999, $23.7 million was outstanding under the revolving credit line, and there was approximately $1.2 million available for additional borrowings, based on the Company's collateral availability. The Credit Facility is secured by the Company's accounts receivable, inventory, equipment and certain real property. Amounts borrowed under the revolving line of credit may not exceed the sum of specified percentages of the Company's accounts receivable and inventory.

         The Credit Facility imposes several financial and other covenants that the Company must satisfy including, among other things, maintenance of a specified tangible net worth, a fixed charge coverage ratio and a minimum interest coverage ratio. A short-term financial covenant also exists for the first three quarters of 1999, requiring the Company to meet a specified minimum level of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"). The covenants also impose limits on capital expenditures and dividends. Pursuant to grant agreements with the Republic of Ireland, the retained earnings of the Company's Irish subsidiary are subject to certain restrictions based upon the amount of government grants received to date.

         In addition to the financial covenants imposed under the provisions of the Credit Facility, the Company is required to report changes in its borrowing base on a daily basis and provide a monthly reconciliation of its accounts receivable to the borrowing base. The Company also is required to provide consolidating and consolidated balance sheet and statements of income and cash flows for the Company and its subsidiaries on a monthly basis. The frequency and timing of these reporting requirements are considerably more burdensome than those required under the Company's prior financing arrangements. In order to meet these reporting requirements the Company has outsourced certain accounting functions and is seeking to add additional personnel resources to assist in their preparation. To date, the Company has encountered some difficulties in satisfying the lender's timing requirements, but management believes adequate steps have been taken to ensure compliance in future periods.

         In addition to the revolving line of credit, the Company also has a term loan outstanding with BankBoston. As of April 9, 1999, the term loan had an outstanding principal balance of $6.0 million, and bears interest at the same prime based or LIBOR-based rate applicable to the revolving line of credit (9.75% at April 9, 1999). This loan is payable in seventeen consecutive quarterly installments of $266,667 each, with a balloon payment of approximately $1.5 million due in December 2003. The loan is secured by the same collateral as the revolving line of credit and imposes similar restrictive covenants on the Company.

         The Company also has approximately $4.2 million outstanding in notes payable to banks and other finance companies with rates of interest ranging from 6.9% to 12.5% and payable in monthly installments through 2004.

         As of April 9, 1999, the Company had commitments of approximately $450,000 to purchase 20 electronic knitting machines for its sports sock knitting operation in Ft. Payne, Alabama, to expand the current production capacity of that facility. The source of funding for these capital expenditures is expected to be proceeds from an additional term loan.

         Management believes that the newly secured Credit Facility, other financing arrangements described herein and anticipated cash flows from operations, will be adequate to fund the Company's working capital requirements and planned capital expenditures for a period of at least 24 months. There can be no assurance, however, that acquisitions, adverse economic or competitive conditions or other factors will not result in the need for additional financing or have an adverse impact on the availability and reasonableness of such additional financing, if required.

YEAR 2000 COMPLIANCE

         For some time, the Company's Year 2000 Project team has been reviewing and assessing the Company's management information system and its compliance with the Year 2000. The project team, selected by executive management and comprised of senior managers from relevant functional areas, has been managing the implementation of the Company's new enterprise-wide management information system. Once completed, the system will link each of the Company's facilities electronically and provide operational improvements in manufacturing, forecasting, planning, distribution and financial reporting. Additionally, the new system will address the issues regarding Year 2000 compliance and date driven applications. The Company's suppliers and customers are being informed of the Company's Year 2000 compliance plan, and have been asked to provide the Company with their Year 2000 compliance plans.

         Because the Company's Year 2000 compliance plan involves a complete overhaul of its management information system, the expected total cost of the project is expected to be approximately $3.0 million. Approximately $2.0 million had been disbursed as of April 12, 1999. An additional $1.0 is expected to be expended over the next six months. As of April 12, 1999, the project was approximately 75% complete. Management expects the Company's new management information system to become operational at its locations in Newton, North Carolina and Ft. Payne, Alabama just after the end of the second quarter of 1999. Outside locations at the Seneca Falls, New York distribution facility and the Mebane, North Carolina finishing and distribution facility are currently completing Year 2000 conversions and are expected to become electronically linked to the Company's new information system in the latter part of 1999. The Company's operation in the Republic of Ireland is upgrading its information system, as well, and upon completion, will be Year 2000 compliant. Financing of the project has been provided by the Company's Revolving Credit Facility, a leasing arrangement for certain hardware and additional term loans of approximately $470,000.

         Although resources are being directed towards reducing interruptions that may be caused by the Year 2000 issue, there is no guarantee the internal systems of the Company's business partners will be corrected and that there would be no material adverse impact on the Company's operations. Although management expects internal systems to be Year 2000 compliant as described above, a contingency plan will be developed during 1999.

SEASONALITY

         The Company's business is impacted by the general seasonal trends that are characteristic of the apparel and retail industries. The Company generally has higher net sales and greater profitability in the third and fourth quarters.

EFFECTS OF INFLATION

         Management believes that inflation has not had a material impact on the Company's results of operations for the years ended December 31, 1997 and 1998.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of any gain or loss recognition on the hedging derivative with the recognition of (i) the charges in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized as income (loss) in the period of charge. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Historically, the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect the adoption of the new standard on January 1, 2000, to affect its financial statements.

STATEMENT ON FORWARD-LOOKING INFORMATION

         The foregoing discussion and other sections of this report include certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In addition, the Company's Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and subsequently filed Annual Reports on Form 10-K may include forward-looking statements. Other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of Ridgeview, including statements regarding anticipated future operating results and sources of liquidity and capital resources and changes in customer demand, fashion trends or consumer dress habits. These statements are identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "estimates" or "anticipates," the negative thereof or comparable terminology or by discussions of strategy that involve risks and uncertainties. These forward-looking statements are based on a number of assumptions concerning future events and are subject to a number of trends, uncertainties and risks, many of which are outside of Ridgeview's control that could cause actual results to differ materially from such statements.