Form 10-K, Exhibit 13
period 1998-12-31
RIDGEVIEW INC
filed 1999-04-15
CIK 1018891

                                                                    EXHIBIT 13.3


                                 RIDGEVIEW, INC.
                                AND SUBSIDIARIES



                        DECEMBER 31, 1996, 1997 AND 1998

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                   Index To Consolidated Financial Statements

                                                                        Page
                                                                        ----
Report of BDO Seidman, LLP

Report of Mengel, Metzger, Barr & Co., LLP

Report of KPMG

Consolidated Financial Statements:

     Consolidated balance sheets as of December 31, 1997 and 1998

     Consolidated statements of operations for the years ended
       December 31, 1996, 1997 and 1998

     Consolidated statements of comprehensive income (loss) for the years ended December 31, 1996, 1997 and 1998

     Consolidated statements of shareholders' equity for the years ended December 31, 1996, 1997 and 1998

     Consolidated statements of cash flows for the years ended
       December 31, 1996, 1997 and 1998

Notes to consolidated financial statements

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Ridgeview, Inc.
Newton, North Carolina

We have audited the accompanying consolidated balance sheets of Ridgeview, Inc. and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. For each of the two years in the period ended December 31, 1997, we did not audit the financial statements of the Irish branch of Ridgeview Limited (a wholly-owned subsidiary), which statements reflect total assets of $6,186,000 as of December 31, 1997, and total revenues of $8,290,000 and $8,737,000 for each of the two years in the period ended December 31, 1997. Also, for each of the two years in the period ended December 31, 1997, we did not audit the financial statements of Seneca Knitting Mills Corporation and subsidiaries (a wholly-owned subsidiary), which statements reflect total assets of $11,186,000 as of December 31, 1997, and total revenues of $13,049,000 and $14,893,000 for each of the two years in the period ended December 31, 1997. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Ridgeview, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ BDO Seidman, LLP

Greensboro, North Carolina
March 12, 1999

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets
                                 (In Thousands)

                                                                                           December 31,
                                                                              ---------------------------------------
                                                                                       1997               1998
                                                                              ---------------------------------------

ASSETS

CURRENT ASSETS:
   Cash                                                                          $           482    $           189
   Accounts receivable (less allowance for doubtful accounts of
      $605)                                                                               15,720             16,115
   Refundable income taxes (Note 6)                                                          165              1,075
   Inventories (Note 3)                                                                   23,316             27,679
   Prepaid expenses                                                                          350                 97
   Deferred income taxes (Note 6)                                                              -                 76
                                                                              ---------------------------------------

   Total current assets                                                                   40,033             45,231





PROPERTY, PLANT AND EQUIPMENT, less accumulated
   depreciation and amortization (Note 4)                                                 11,414             14,763





OTHER ASSETS                                                                               1,629              1,408





EXCESS OF COST OVER FAIR VALUE OF NET ASSETS
   ACQUIRED, less accumulated amortization of $338 and $94
   (Notes 2 and 12)                                                                        1,603              3,015
                                                                              ---------------------------------------

   Total assets (Note 5)                                                         $        54,679    $        64,417
                                                                              =======================================


          See accompanying notes to consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets
                                 (In Thousands)


                                                                                           December 31,
                                                                              ---------------------------------------
                                                                                       1997               1998
                                                                              ---------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Bank obligations (Note 5)                                                     $         1,464    $         1,640
   Accounts payable                                                                        5,612              6,884
   Accrued expenses and other liabilities                                                  1,544              1,309
   Income taxes payable (Note 6)                                                               -                 88
   Deferred income taxes (Note 6)                                                            297                  -
   Current portion of long-term debt (Note 5)                                              1,300              1,343
   Current portion of deferred compensation (Note 9)                                         212                264
                                                                              ---------------------------------------

   Total current liabilities                                                              10,429             11,528

LONG-TERM DEBT, less current portion (Note 5)                                             20,266             32,830
DEFERRED COMPENSATION, less current portion (Note 9)                                       1,521              1,678
DEFERRED CREDIT (Note 9)                                                                     789                737
DEFERRED INCOME TAXES (Note 6)                                                               525                571
                                                                              ---------------------------------------

   Total liabilities                                                                      33,530             47,344
                                                                              ---------------------------------------

COMMITMENTS AND CONTINGENCIES (Notes 7, 9 and 12)

SHAREHOLDERS' EQUITY (Notes 8 and 9)
   Common stock - authorized 20,000,000 shares of $.01 par
      value; issued and outstanding 3,000,000 shares                                          30                 30
   Additional paid-in capital                                                             10,650             10,650
   Retained earnings, including amounts reserved of $854 and
      $886                                                                                10,688              6,494
   Accumulated other comprehensive income                                                   (219)              (101)
                                                                              ---------------------------------------

   Total shareholders' equity                                                             21,149             17,073
                                                                              ---------------------------------------

   Total liabilities and shareholders' equity                                    $        54,679    $        64,417
                                                                              =======================================

          See accompanying notes to consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                      Consolidated Statements of Operations
                    (In Thousands, Except Per Share Amounts)

                                                                               For the Year Ended December 31,
                                                                          -------------------------------------------
                                                                                1996         1997         1998
                                                                          -------------------------------------------

NET SALES                                                                   $   76,839    $  91,471    $  97,800

COST OF SALES                                                                   61,366       72,555       82,109
                                                                          -------------------------------------------

GROSS PROFIT                                                                    15,473       18,916       15,691

SELLING, GENERAL AND ADMINISTRATIVE
   EXPENSES                                                                     10,596       13,643       16,702

LOSS FROM IMPAIRMENT OF ASSETS (Note 12)                                             -            -        1,636
                                                                          -------------------------------------------

OPERATING INCOME (LOSS)                                                          4,877        5,273       (2,647)

OTHER INCOME (EXPENSE)
   Interest expense                                                             (2,235)      (1,870)      (2,610)
   Foreign currency exchange gains                                                  12           15            -
   Grant income                                                                     92           85           78
   Other, net                                                                        4            3          (80)
                                                                          -------------------------------------------

   Total other income (expense)                                                 (2,127)      (1,767)      (2,612)
                                                                          -------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                                                2,750        3,506       (5,259)

PROVISION (BENEFIT) FOR INCOME TAXES (Note 6)                                      992        1,268       (1,065)
                                                                          -------------------------------------------

NET INCOME (LOSS)                                                           $    1,758    $   2,238    $  (4,194)
                                                                          ===========================================

EARNINGS (LOSS) PER SHARE                                                   $      .96    $     .75    $   (1.40)
                                                                          ===========================================

WEIGHTED AVERAGE COMMON AND COMMON
   EQUIVALENT SHARES OUTSTANDING                                                 1,832        3,000        3,000
                                                                          ===========================================

          See accompanying notes to consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

             Consolidated Statements of Comprehensive Income (Loss)
                                 (In Thousands)

                                                                               For the Year Ended December 31,
                                                                          -------------------------------------------
                                                                                1996         1997         1998
                                                                          -------------------------------------------

Net income (loss)                                                           $    1,758    $   2,238    $  (4,194)

Other comprehensive income (loss), foreign currency
   translation adjustments                                                         138         (446)         118
                                                                          -------------------------------------------

Comprehensive income (loss)                                                 $    1,896    $   1,792    $  (4,076)
                                                                          ===========================================

Accumulated other comprehensive income (loss) included in the company's consolidated balance sheets is comprised of:
      Cumulative foreign currency translation adjustment                    $      227    $    (219)   $    (101)
                                                                          ===========================================


          See accompanying notes to consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                 Consolidated Statements of Shareholders' Equity
              For the Years Ended December 31, 1996, 1997 and 1998
                    (In Thousands, Except Per Share Amounts)

                                                                                        Accumulated
                                     Common      Common     Additional                     Other
                                     Stock        Stock       Paid-in     Retained     Comprehensive
                                     Shares      Amount       Capital     Earnings     Income (Loss)      Total
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995        1,589,698   $      16   $     1,100   $   6,777    $           89    $  7,982

  Net income                                                                  1,758                         1,758
  Cash dividends ($.05 per
     share)                                                                     (85)                          (85)
  Issuance of common stock,
     net of offering costs of
     $1,666                         1,410,302          14         9,550                                     9,564
  Foreign currency translation
     adjustment                                                                                   138         138
--------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1996        3,000,000          30        10,650       8,450               227      19,357

  Net income                                                                  2,238                         2,238
  Foreign currency translation
     adjustment                                                                                  (446)       (446)
--------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1997        3,000,000          30        10,650      10,688              (219)     21,149

  Net income (loss)                                                          (4,194)                       (4,194)
  Foreign currency translation
     adjustment                                                                                   118         118
--------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1998        3,000,000   $     30    $    10,650   $   6,494    $         (101)   $ 17,073
====================================================================================================================

          See accompanying notes to consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                                 (In Thousands)

                                                                           For the Year Ended December 31,
                                                                   -------------------------------------------------
                                                                          1996            1997           1998
                                                                   -------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Cash received from customers                                       $     73,423    $    88,682    $     98,276
   Cash paid to suppliers and employees                                    (73,849)       (87,565)        (96,909)
   Interest paid                                                            (2,220)        (1,723)         (2,435)
   Income taxes paid, net of refunds                                          (476)        (1,700)           (110)
   Other cash receipts                                                          62              -               -
   Other cash disbursements                                                   (228)          (264)           (175)
                                                                   -------------------------------------------------

   Net cash used in operating activities                                    (3,288)        (2,570)         (1,353)
                                                                   -------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Payments for investments in subsidiaries                                   (161)          (139)         (3,500)
   Proceeds from sale of property and equipment                                 49             38             167
   Payments for purchase of property, plant and
      equipment                                                             (1,089)        (2,346)         (4,132)
                                                                   -------------------------------------------------

   Net cash used in investing activities                                    (1,201)        (2,447)         (7,465)
                                                                   -------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net short-term borrowings (repayments)                                     (334)           593          (3,910)
   Proceeds for long-term debt                                              73,697         94,508         108,959
   Repayment of long-term debt                                             (78,590)       (89,891)        (96,524)
   Dividends paid                                                              (84)             -               -
   Proceeds from issuance of common stock                                   11,230              -               -
   Payments for stock issuance costs                                        (1,384)             -               -
                                                                   -------------------------------------------------

   Net cash provided by financing activities                                 4,535          5,210           8,525
                                                                   -------------------------------------------------

EFFECT OF EXCHANGE RATE ON CASH                                                  8            (27)              -
                                                                   -------------------------------------------------

      Net increase (decrease) in cash                                           54            166            (293)

CASH, beginning of period                                                      262            316             482
                                                                   -------------------------------------------------

CASH, end of period                                                   $        316    $       482    $        189
                                                                   -------------------------------------------------

          See accompanying notes to consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                                   (Continued)
                                 (In Thousands)

                                                                            For the Year Ended December 31,
                                                                    ------------------------------------------------
                                                                          1996            1997           1998
                                                                    ------------------------------------------------
RECONCILIATION OF NET INCOME (LOSS) TO
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
   Net income (loss)                                                  $      1,758    $     2,238    $     (4,194)
                                                                    ------------------------------------------------
   Adjustments to reconcile net income (loss) to net cash
      provided by (used in) operating activities:
         Depreciation and amortization                                       1,744          1,695           2,059
         Loss from impairment of assets                                          -              -           1,636
         Provision for doubtful accounts receivable                            177            326           1,165
         Capital grants recognized                                             (92)           (85)            (78)
         Loss on sale of assets                                                 26              3              29
         Increase in deferred compensation liability                            57             98             210
         Increase (decrease) in deferred income taxes                           44            168            (352)
         Changes in operating assets and liabilities:
            (Increase) decrease in accounts receivable                      (3,255)        (2,789)            434
            (Increase) decrease in inventories                              (5,566)        (2,993)           (946)
            (Increase) decrease in prepaid expenses
               and other assets                                               (152)          (349)            116
            Increase (decrease) in accounts payable                            769           (153)           (264)
            Increase (decrease) in income taxes payable                        472           (624)           (823)
            Increase (decrease) in accrued expenses
               and other liabilities                                           730           (105)           (345)
                                                                    ------------------------------------------------
   Total adjustments to net income (loss)                                   (5,046)        (4,808)          2,841
                                                                    ------------------------------------------------

NET CASH USED IN
   OPERATING ACTIVITIES                                               $     (3,288)  $     (2,570)   $     (1,353)
                                                                    ================================================

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         NATURE OF BUSINESS. Ridgeview, Inc. (the "Company") and its subsidiaries design, manufacture and market a complete range of sports, rugged outdoor and heavyweight casual socks as well as a wide variety of women's hosiery products, including tights, trouser socks, pantyhose and knee-highs. The Company sells its products in both domestic and international retail markets. Ridgeview, Ltd., a wholly-owned subsidiary of the Company, operates a manufacturing facility in Tralee, Co. Kerry, Republic of Ireland and sells its products in European markets.

         PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Ridgeview, Inc. and its wholly-owned subsidiaries, Seneca Knitting Mills Corporation and subsidiaries ("Seneca"), Ridgeview, Ltd. ("Limited"), a Cayman Islands corporation and Tri-Star Hosiery Mills, Inc. ("Tri-Star"). All significant intercompany accounts and transactions are eliminated in consolidation.

         USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

         CONCENTRATIONS OF CREDIT RISK. The Company sells products to retail customers in both the United States and Europe. The Company performs ongoing credit evaluations of customers and generally does not require collateral for outstanding accounts receivable. Allowances are maintained for potential credit losses, and such losses during the periods covered by these financial statements have not exceeded management's expectations. Accounts receivables from one customer, Target Stores, were 17% and 15% of total accounts receivable at December 31, 1997 and 1998, respectively.

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED. The excess of cost over fair value of net assets acquired represents the excess of purchase price over the fair value of net tangible assets of businesses acquired (goodwill) and is amortized using the straight-line method over the estimated useful life of 15 years.

         LONG-LIVED ASSETS. Long-lived assets, such as property, plant and equipment and goodwill, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value. This policy is in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." At December 31, 1998, certain assets of the Company's subsidiary Seneca were determined to be impaired. (See Note 12)

         FAIR VALUE OF FINANCIAL INSTRUMENTS. Financial instruments of the Company include long-term debt. Based upon the current borrowing rates available to the Company, estimated fair values of these financial instruments approximate their recorded carrying amounts.

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

         ADVERTISING COSTS. Advertising costs, included in selling, general and administrative expenses, are expensed as incurred and were $914,000, $1,836,000 and $1,911,835 for the years ended December 31, 1996, 1997, and 1998, respectively.

         FOREIGN CURRENCY TRANSLATION. Limited operates primarily in the Republic of Ireland and the local currency, the Irish Punt, has been designated as its functional currency. Limited assets and liabilities are translated at the balance sheet date using the current exchange rate for the Irish Punt and U.S. dollar. Results of operations are translated using the exchange rates for the Irish Punt and U.S. dollar prevailing throughout the period. The resulting foreign currency translation adjustments are included in accumulated other comprehensive income as a separate component of shareholders' equity.

         EARNINGS PER SHARE. Basic earnings per share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share gives effect to all dilutive potential common shares that were outstanding during the period, by increasing the denominator to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The options outstanding at December 31, 1996, 1997 and 1998 have not been included in diluted earnings per share due to their antidilutive nature.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - ACQUISITION

         On July 14, 1998, the Company acquired all the issued and outstanding shares of capital stock of Tri-Star for $3.5 million in cash and $4.0 million in assumed debt, in a transaction accounted for as a purchase. The purchase price exceeded the fair value of the net assets acquired by $2.8 million, which amount is being amortized over 15 years on the straight-line method. The operating results of Tri-Star are included in the Company's consolidated results of operations from the effective date of the transaction of July 2, 1998.

NOTE 3 - INVENTORIES

         A summary of inventories by major classification, is as follows:

                                                    December 31,
                                       ---------------------------------------
                                                 1997               1998
                                       ---------------------------------------
                                                 (In Thousands)

               Raw materials             $         4,217    $         4,177
               Work-in-process                     8,039             10,152
               Finished goods                     11,180             13,555
               LIFO reserve                         (120)              (205)
                                       ---------------------------------------

                                         $        23,316    $        27,679
                                       =======================================

         Included in inventories are $4,493 and $4,261 in 1997 and 1998 of inventories accounted for under the LIFO method.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

         A summary of property, plant and equipment is as follows:

                                                      December 31,
                                           ------------------------------------
                                                   1997               1998
                                           ------------------------------------
                                                    (In Thousands)

         Land                               $           311    $           367
         Buildings and improvements                   6,673              7,654
         Machinery and equipment                     14,789             16,721
         Automobiles and trucks                         112                124
         Office furniture and equipment               2,541              4,430
                                           ------------------------------------
                                                     24,426             29,296
         Less accumulated depreciation               13,012             14,533
                                           ------------------------------------

         Net property, plant and equipment  $        11,414    $        14,763
                                           ====================================

         Depreciation expense amounted to $1,501,000, $1,492,000 and $1,589,000, for the years ended December 31, 1996, 1997 and 1998, respectively. See Note 12 concerning the impairment of certain assets.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - LONG-TERM DEBT

         Long-term debt consists of the following:

                                                                                          December 31,
                                                                              --------------------------------------
                                                                                       1997               1998
                                                                              --------------------------------------
                                                                                         (In Thousands)
               Revolving line of credit (see discussion below)                   $        14,552    $        25,340

               Note payable to bank in quarterly installments of $267, plus interest payable monthly, beginning October 1, 1999, with a final payment due December 31, 2003 (see discussion
                    below)                                                                 4,326              4,656

               Note payable to bank in annual installments of $314, plus
                    interest at fixed and variable rates with a final payment
                    due in 2001, collateralized by the assets of
                    Limited and guaranteed by the Company                                  1,113                880

               Note payable to Seneca County IDA, due in monthly payments of approximately $5 including interest at 5% through March 1996 at which time the interest rate adjusts
                    annually to 50% of prime, but not less than 5%,
                    collateralized by certain equipment and guaranteed by
                    the Company                                                              248                198

               Notes payable to finance companies in monthly installments aggregating $68 including interest at 6.9% to 9.75%,
                    collateralized by equipment, due at various times through
                    2005                                                                   1,198              2,859

               Capital lease obligation payable in monthly installments of
                     $3 including interest at 7.45% collateralized by
                     certain computer equipment, with final payment due
                     December 2002                                                            -                 132

               Various notes payable in installments through July 2004,
                    including interest at rates ranging up to 12.5%,
                    collateralized by a building and certain equipment                       129                108
                                                                              --------------------------------------
                                                                                          21,566             34,173
                    Less current portion                                                   1,300              1,343
                                                                              --------------------------------------

               Total long-term debt                                              $        20,266    $        32,830
                                                                              ======================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         On February 11, 1999, the Company entered into a $41.0 million senior credit facility (the "Credit Facility") with BankBoston, N.A., which provides the Company with a term credit facility of $6.0 million and a revolving line of credit of $35.0 million. This Credit Facility fulfills the Company's obligation to replace its debt with NationsBank, N.A.("NationsBank"). The Company entered into a forbearance agreement with NationsBank in September 1998 resulting from the Company's failure to meet certain restrictive covenants. The provisions of the Credit Facility contain certain covenants which, among other things, require the maintenance of minimum amounts of tangible net worth, fixed charge and minimum interest coverage ratios and Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), calculated on quarterly and annual periods. At the option of the Company, borrowings under the Credit Facility bear interest based on the bank's prime rate or the London InterBank Offered Rate ("LIBOR") plus a margin adjustment (9.75% at February 11, 1999) that varies based on achievement of an interest coverage ratio, calculated quarterly. This facility is collateralized by substantially all assets of the Company. In connection with the refinancing, the Company's debt to NationsBank has been classified as long-term in the accompanying consolidated financial statements.

         Approximate maturities of long-term debt for the next five years are as follows (in thousands):

         Year Ending December 31:
         ------------------------
                   1998                                $          1,343
                   1999                                           2,185
                   2000                                           1,861
                   2001                                           1,500
                   2002                                          26,805
                   Thereafter                                       479
                                                     --------------------

                                                      $          34,173
                                                     ====================

         Bank obligations consist of bank drafts issued but not yet presented for payment of $1,464,000 and $1,640,000 at December 31, 1997 and 1998,
respectively. Bank drafts, when presented for payment, are automatically drawn on the Company's revolving credit facility.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - INCOME TAXES

         The provision (benefit) for income taxes is summarized as follows:

                                        For the Year Ended December 31,
                              -------------------------------------------------
                                     1996            1997           1998
                              -------------------------------------------------
                                               (In Thousands)
         Current:
              Federal            $        797    $       918    $       (757)
              State                       125            144              (2)
              Foreign                      26             37              45
                              -------------------------------------------------
                                          948          1,099            (714)
                              -------------------------------------------------
         Deferred:
              Federal                      37            150            (223)
              State                         5             13            (128)
              Foreign                       2              6               -
                              -------------------------------------------------
                                           44            169            (351)
                              -------------------------------------------------

         Provision (benefit)
           for income taxes      $        992    $     1,268    $     (1,065)
                              =================================================

         The actual income tax expense (benefit) differs from the "expected" tax expense (benefit) for those years (computed by applying the applicable statutory U.S. corporate income tax rate of 34% to income (loss) before income taxes) as follows:

                                       For the Year Ended December 31,
                              -------------------------------------------------
                                     1996            1997           1998
                              -------------------------------------------------
                                               (In Thousands)

   Income (loss) before
     income taxes                $      2,750    $     3,506    $     (5,251)
                              =================================================


   Computed "expected" tax
     expense (benefit)           $        935    $     1,192    $     (1,785)

   Increase (decrease) in
     taxes resulting from:
        Foreign income with
          no U.S. income tax
          effect                          (85)          (126)           (153)
        State income taxes,
          net of federal
          income tax                       85             97             (98)
        Nondeductible expenses             50             51             508
        Foreign tax                        28             43              45
        Valuation allowance                 -              -             460
        Other                             (21)            11             (42)
                              -------------------------------------------------

                                 $        992    $     1,268    $     (1,065)
                              =================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Net deferred tax assets and net deferred tax liabilities are as follows:

                                                                                           December 31,
                                                                              ---------------------------------------
                                                                                       1997               1998
                                                                              ---------------------------------------
                                                                                          (In Thousands)
               Deferred tax assets:
                    Receivable and inventory reserves                            $           423    $           769
                    Deferred compensation liability                                          641                719
                    Tax loss carryforwards                                                     -                556
                    Other                                                                     99                157
                                                                              ---------------------------------------

                         Total deferred tax assets                               $         1,163    $         2,201
                                                                              =======================================

               Deferred tax liabilities:
                    Accumulated depreciation                                     $        (1,025)   $        (1,047)
                    LIFO reserve                                                            (824)              (896)
                    Other                                                                   (136)              (293)
                                                                              ---------------------------------------

                         Total deferred tax liabilities                                   (1,985)            (2,236)
                                                                              ---------------------------------------

               Valuation allowance                                                             -               (460)
                                                                              ---------------------------------------

               Net deferred tax liabilities                                      $          (822)   $          (495)
                                                                              =======================================

         At December 31, 1998, the Company had available state net operating loss carryforwards of approximately $2,290,000 which will expire in 2013. The Company provided a deferred tax asset valuation allowance of $460,000 in 1998 due to the uncertainty of realizing certain tax loss carryforwards.

         The Company does not accrue income taxes on the undistributed earnings of its foreign subsidiary (Limited) that are intended to be invested indefinitely. At December 31, 1998, the amount of undistributed earnings for which taxes have not been accrued was $886,000.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - BENEFIT PLANS

         The Company has an employee savings plan which covers participating employees who have completed one year of employment and attained age 21. Under the terms of the plan, the Company contributes an amount equal to 25% of participating employees' contributions which do not exceed 6% of each participant's earnings. Total contributions to the plan by the Company amounted to $89,000, $82,000 and $95,000 for the years ended December 31, 1996, 1997, and
1998, respectively.

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

         For the years ended December 31, 1996, 1997 and 1998, contribution expense under this collective bargaining agreement amounted to approximately $471,000, $507,000, and $434,000, respectively. The Company's applicable portion of total plan benefits and net assets of the plans are not separately identifiable.

         In January 1999, the Company announced its plans to shutdown Seneca (see Note 12) and terminate a significant number of the employees. In connection with the termination, management was informed by the union that Ridgeview will be liable for that portion of the pension plan attributable to the employees that is unfunded; however, at the present time the liability is not estimable.

NOTE 8 - CAPITAL STOCK

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

         In September 1996, the Company adopted an Outside Directors' Stock Option Plan (the "Directors' Plan"), reserving 15,000 shares of common stock for issuance thereunder. The Directors' Plan provides that each outside director, at the time of initial election, shall automatically be granted an option to purchase 500 shares of common stock at the fair market value on the date of election. On each anniversary date of an Outside Director's election, an option to purchase 500 additional shares of common stock will automatically be granted, provided that the Director shall have continuously served and the number of shares of common stock available under the Directors' Plan is sufficient. Options granted under the Directors' Plan are nonqualified stock options, vest in increments of 33 1/3% on each anniversary and expire 10 years after the date they are granted. In November 1996, options to purchase 500 shares each were granted to three new members of the Company's board of directors at an exercise price of $8.00 per share. Additional grants totaling 4,000 shares were granted in May 1997 and 1998 to the outside directors. All of such options are outstanding and unexercised.

         SFAS No. 123, "Accounting for Stock-Based Compensation" encourages the accounting for stock-based employee compensation programs to be reported within the financial statements on a fair-value based method. It allows an entity, however, to continue to measure compensation cost under Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." If the entity elects to measure compensation cost in accordance with APB 25, SFAS No. 123 requires pro forma disclosure of net income and earnings per share as if the fair-value based method had been adopted. The Company has adopted the pro forma disclosure requirements of SFAS No. 123. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock, no compensation cost is recognized.

         The Company estimated the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996, 1997 and 1998; dividend yield of one percent; expected volatility of 65.1%, 65.1% and 45%; risk free rate of return of 6.57%, 6.57% and 5.65%; and an expected life of ten years.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Under the accounting provisions of SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

                                                                      For the Year Ended December 31,
                                                        -------------------------------------------------------------
                                                               1996                 1997                1998
                                                        -------------------------------------------------------------
               Net income (loss)
                    As reported                         $             1,758  $            2,238  $           (4,194)
                    Pro forma                                         1,758               2,044              (4,198)
               Basic and Diluted Earnings
                 (loss) per share
                    As reported                         $               .96  $              .75  $            (1.40)
                    Pro forma                                           .96                 .68               (1.40)


         A summary of the status of the Company's two stock option plans, as of the balance sheet date and changes during the years ending on those dates, is presented below:

                                         December 31, 1996            December 31, 1997            December 31, 1998
                                                    Weighted                     Weighted                    Weighted
                                                     Average                      Average                     Average
                                                    Exercise                     Exercise                    Exercise
                                       Shares         Price         Shares         Price         Shares        Price
                                    -------------------------------------------------------------------------------------
Outstanding at beginning of year               -    $         -         1,500    $  8.00           56,100    $ 7.49
     Granted                               1,500           8.00        55,200       7.48            2,000     (5.50)
     Forfeited                                 -              -           600       7.50            4,600      7.50
                                    -------------------------------------------------------------------------------------
Outstanding and exercisable
     at end of year                        1,500    $      8.00        56,100    $  7.49           53,500    $ 7.42
                                    =====================================================================================
Weighted-average fair value of
     options granted during the
     year                             $     6.06                   $     5.69                    $   3.58
                                    =============                =============                 ===========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The following table summarizes information about stock options outstanding at December 31, 1998:

                                           Weighted Average
                              Options         Remaining               Options
     Exercise Prices        Outstanding    Contractual Life         Exercisable
-------------------------------------------------------------------------------
         $ 5.50                2,000             9.6                       -
           6.87                2,000             8.6                     667
           7.50               48,000             8.8                  48,000
           8.00                1,500             7.9                   1,000

         The board has also authorized an employee stock purchase plan that will allow employees to purchase shares of common stock of the Company through payroll deductions at 85% of the market value of the shares at the time of purchase. The Company has reserved 75,000 shares for issuance under the employee stock purchase plan.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

         SELF INSURANCE PLAN. The Company maintains a self-insurance program for that portion of health care costs not covered by insurance. The Company is liable for claims up to $50,000 per occurrence per individual, with certain maximum aggregate policy limits per claim year. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. This cost amounted to $654,000, $950,000 and $631,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

         DEFERRED COMPENSATION. The Company has various agreements with certain executive officers that provide for specified levels of compensation upon retirement, death or disability. The expense related to these agreements amounted to $205,000, $218,000 and $330,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         DEFERRED CREDIT. The Republic of Ireland grants relating to property, plant and equipment additions at Limited have been deferred and are amortized over the life of the related assets. Over a ten-year period, the grants are subject to full or partial repayment to the Republic of Ireland if certain conditions specified in the grant agreement are not met. In the opinion of management, Limited was in compliance with those conditions at December 31, 1998, and the Company intends to remain in compliance throughout the ten-year period.

         RESERVED RETAINED EARNINGS. Pursuant to the grant agreements with the Republic of Ireland, Limited is required to maintain a minimum amount of equity (and equity equivalents, as defined) based upon the amount of government grants received. At December 31, 1996, 1997, and 1998, $1,003,000, $854,000, $886,000
of retained earnings, respectively, have been reserved for this purpose. These reserved retained earnings are required to be maintained for the duration of the grant agreement, which expires December 31, 1999.

         LEASES. The Company has several noncancellable operating leases, primarily for manufacturing, showroom, storage and office purposes, that expire over the next five years. Total rental expense amounted to $338,000, $591,000 and $941,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

         Future minimum lease payments under noncancellable operating leases are as follows: 1999 - $631,000; 2000 - $546,000; 2001 - $427,000, 2002 - $216,000.

         LICENSE AGREEMENTS. In the normal course of its business, the Company enters into license agreements for the use of trademarks owned by others on the Company's products. Each license agreement provides for payment of minimum royalties for each annual period during the term of the license agreement.

         Aggregate minimum guaranteed royalty payments under all license agreements are as follows (in thousands):

        Year Ending December 31,
        ------------------------
                 1999                                     $       1,405
                 2000                                               650
                 2001                                               150
                                                          --------------

                     Total minimum royalty payments       $       2,205
                                                          ==============

         Total royalty expense for license agreements amounted to $598,000, $931,000 and $940,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SEGMENT INFORMATION

         The Company has two operating segments; United States operations consisting of hosiery products and the Company's European operations conducted by Ridgeview Limited, also consisting of hosiery products. Each segment is a strategic business unit that has separate management and requires different marketing strategies.

         The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates performance based upon profit or loss from divisional manufacturing and marketing activities not including corporate general and administrative expenses, interest expense or other nonrecurring gains and losses or income taxes.

         The following table contains selected information with respect to the Company's business segments:

                                             For the Year Ended December 31,
                                         ---------------------------------------
         UNITED STATES                     1996            1997           1998
                                         ---------------------------------------
                                                     (In Thousands)

         Net sales                       $   68,568    $  82,734    $   87,928
         % net sales                          89.2%        90.4%         89.9%
         Depreciation and amortization        1,495        1,304         1,690
         Interest expense                     2,171        1,741         2,526
         Income tax expense (benefit)           976        1,225        (1,110)
         Segment profit (loss)                1,537        1,909        (4,600)
         Segment assets                      42,531       49,398        57,795
         Capital expenditures                   995        2,026         3,765

                                             For the Year Ended December 31,
                                         ---------------------------------------
         EUROPE                            1996            1997           1998
                                         ---------------------------------------
                                                     (In Thousands)

         Net sales                       $    8,271    $   8,737    $    9,872
         % net sales                          10.8%         9.6%         10.1%
         Depreciation and amortization          249          391           369
         Interest expense                        64          129            84
         Income tax expense                      16           43            45
         Segment profit                         221          329           406
         Segment assets                       7,122        6,186         6,622
         Capital expenditures                    94          320           352

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SEGMENT INFORMATION

         Reconciliation of Segment Assets:

                                       For the Year Ended December 31,
                              -------------------------------------------------
                                     1996            1997           1998
                              -------------------------------------------------
                                               (In Thousands)

         Segment assets         $     49,653    $    55,584    $     64,417
         Eliminations                   (868)          (905)              -
                              -------------------------------------------------

         Total assets                 48,785         54,679          64,417
                              =================================================

         Sales from one customer of the Company's United States segment (Target Stores) approximated 13%, 13% and 14% of the Company's sales in 1996, 1997 and 1998, respectively.

NOTE 11 - RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized as income (loss) in the period of change. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect the adoption of the new standard on January 1, 2000 to affect its financial statements.

NOTE 12 - RELOCATION OF SENECA OPERATIONS

         In December 1998, management began to assess the viability of the operations of its subsidiary, Seneca Knitting Mills Corporation. In January 1999, the Company announced its plans to shutdown the Seneca operations and move certain assets and production to its other operating facility in Ft. Payne, Alabama. In connection with the shutdown, management determined that the projected future cash flows provided by certain of Seneca's long-lived assets were less than the net book value of such assets. Accordingly, at December 31, 1998, the Company adjusted the carrying amount of Seneca's long-lived assets by $1,636,000, of which amount $1,187,000 was for goodwill. Estimated fair values were determined based on expected future cash flows for those assets to be held and used. Estimated values for assets to be disposed of were based on management's assessment of prices to be realized for assets in similar condition.

         Management estimates that approximately $400,000 in expenses associated with employee severance arrangements and equipment relocation costs will be incurred during the first half of 1999. In addition, the Company is liable for the unfunded portion of the terminated employee's pension plan which is not estimable at the present time.